UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 12, 2008 with respect to the Registrant’s results of operations for the quarter ended March 31, 2008.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended March 31, 2008.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2008.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended March 31, 2008.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2008.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries with respect to the quarter ended March 31, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: May 12, 2008.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 12, 2008.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

6.	Unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries.

Exhibit 1

NEWS
Client: AMERICAN ISRAELI PAPER MILLS LTD. Agency Contact: PHILIP Y. SARDOFF For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results For First Quarter
Announces Date of Annual General Meeting

Hadera, Israel, May 12, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) today reported its financial results for the first quarter ended March 31, 2008. The Company, its subsidiaries and associated companies – are referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera” and Hogla-Kimberly Ltd.(“H-K”)), the consolidated data, which includes the results of all the companies in the AIPM Group (including the associated companies), is being presented without considering the rate of holding therein and net of mutual sales.

As a result of the Company’s transition to reporting according to International Financial Reporting Standards (“IFRS”), the figures for the first quarter, as well as the comparison figures for the corresponding quarter last year and for the year ended December 31, 2007, are in accordance with IFRS.

Aggregate sales amounted to NIS 847.6 million during the first quarter, as compared with NIS 752.7 million in the corresponding period last year and NIS 826.1 million in the fourth quarter of 2007.

The aggregate operating profit amounted to NIS 59.8 million during the first quarter, as compared with NIS 28.3 million in the corresponding period last year and NIS 58.3 million in the fourth quarter of 2007. The significant improvement in the aggregate operating profit was primarily due to the improved performance in Israel, on the one hand, coupled with the continued trend of lowering the operating loss in Turkey, on the other hand.

The consolidated data set forth below excludes the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Containers Systems Ltd. (“Carmel”)

Consolidated sales during the first quarter amounted to NIS 142.5 million, as compared with NIS 136.6 million in the corresponding period last year and as compared with NIS 154.8 million in the fourth quarter of 2007.

Operating profit totaled NIS 17.5 million during the first quarter, as compared with NIS 16.5 million in the corresponding period last year, representing growth of 5.7%.

Net profit amounted to NIS 21.3 million during the first quarter, as compared with a loss of NIS (-3.9) million in the corresponding period last year.

The net profit in the first quarter was affected by the improvement in the Group’s profitability in Israel, coupled with the NIS 18.4 million reduction of the Company’s share in the losses of Kimberly Clark Turkey (KCTR), a wholly-owned H-K subsidiary (from a share in the loss of NIS 22.8 million last year to NIS 4.4 million this year), as compared with the corresponding period last year.

Basic earnings per share amounted to NIS 4.20 per share ($1.18 per share) in the first quarter, as compared with NIS -0.96 per share ($-0.23 per share) in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company, said that “the global trends in the paper sector – primarily in Europe – are affecting the group companies that are active in Israel. The reduced gaps between the supply and the demand for various types of paper, especially in Europe, in light of the relatively high growth rates in developing markets, especially Asia, are increasing the demand for paper and are leading to a continued increase in pulp prices in Europe as well as other input prices, such as chemicals, while also leading to higher prices for the different types of paper. These trends enable the Group companies to continue raising prices in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability”.

In the first quarter, KCTR continued to implement its strategic plan formulated together with its international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a dominant and profitable company by 2015, with annual sales in the area of $300 million.

The financial expenses during the first quarter amounted to NIS 6.8 million, as compared with NIS 6.6 million in the corresponding period last year.

The Company’s share in the earnings (losses) of associated companies totaled NIS 14.6 million during the first quarter, as compared with a loss of NIS (10.5) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 4.3 million. Most of the change in profit originated primarily from Mondi’s improved profitability, primarily as a result of the higher selling prices that led to an improved gross margin. This improvement was the result of the said recovery in the European paper industry. The net profit also increased as a result of the decrease in financial expenses, primarily on account of the impact of the revaluation of the NIS against the dollar.

2

–	The company’s share in the net profit of H-K (49.9%) increased by approximately NIS 2.1 million. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices and the continuing trend of raising the proportion of some of the premium products out of the products basket.

–	The Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) decreased by NIS 18.4 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 27 million last year to approximately NIS 11 million this year. In the corresponding period last year, a non-recurring loss of NIS 6 million was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 12 million was reduced, of which our share is NIS 6.0 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans in Turkey were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

–	The Company’s share in the net profit of Carmel (36.21%) increased by approximately NIS 0.6 million. The factors that influenced the growth in the Company’s share in the net profit of Carmel originated inter alia from the improved operating profitability as a result of the improved gross margin as a result of the raising of prices beyond the rise in raw material prices.

As part of the Options Plan that was approved by the Company’s Board of Directors on January 14, 2008, for the allocation of 285,750 option warrants, a sum of 250,500 option warrants was allocated in the first quarter of 2008 to senior employees at the Company and at the subsidiaries, to the Company’s CEO and to senior employees at associated companies, and the rest 35,250 of the said option warrants were allocated to a trustee as a pool for future granting to senior officers and employees at associated companies, subordinate to the Board of Directors approval.

In other Company news, the Board of Directors decided that the Annual General Meeting of Shareholders will be held at the registered office of the Company on June 24, 2008. If the meeting is postponed, it will be held on July 01, 2008.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

3

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Three months ended March 31,

NIS IN THOUSANDS

	2008	2007

Net sales	142,519	136,638

Net earnings	21,270	(3,877)

Basic Earnings (losses) per share	4.20	(0.96)

Fully diluted earnings (losses) per share	4.20	(0.96)

The representative exchange rate at March 31, 2008 was NIS 3.553=$1.00

4

Exhibit 2

American Israeli Paper Mills Ltd

Update of Chapter A (Description of the Corporate General Business) to the periodical report dated 31 December, 2007

Details according to regulation 39A to the Securities Act regulations (immediate and periodical reports), 1970

1.	Update of paragraph 5, Chapter A “Equity investments in the Company”

On March 26, 2008, the Company submitted the first draft of a shelf registration prospectus to the Securities Authority, on the basis of the Company’s financial statements as at December 31, 2007. On April 29, 2008, the Company submitted a second draft of the shelf registration prospectus.

2.	Update of paragraph 9.1.4, Chapter C “Developments in the paper and recycling activity”

In March 2008, as part of the construction of the new packaging paper manufacturing network, the Company completed the signing of central agreements for the purchasing of the main equipment for the said manufacturing network, from Italian company Voith, while complementary parts are acquired from Finnish company Metso – for a total sum of approximately 48.4 million euro.

3.	Update of paragraph 22.1.1, Chapter D “Investments in Associated Companies”

Mondi Hadera is held by the Company (49.9%) and by Mondi Business Paper (“MBP”). MBP was granted an option, unlimited by time and realizable at any time, pursuant to which MBP will be allowed to sell its holdings in Mondi to the Company at a price 20% lower than Mondi’s value (as defined in the agreement), with this value being no lower than the sum set forth in the agreement. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time. Due to the extended period of time that has passed since these understandings were reached and in view of changes in the management of MBP, that occurred in March this year, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option as part of the Note covering the transition to IFRS. As to the accounting implications, see section 2, Appendix 2 below.

4.	Financial information regarding the Corporate Activities

Update of the general development of the Corporate Business Activities according to the detailed paragraphs.

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding quarter last year and for the year ended December 31, 2007 according to IFRS. Accordingly, the data appearing in the Management Discussion and the comparison figures are presented according to IFRS.

True to March 31, 2008, there was no material impact on the financial situation, the results of operation, liquidity and sources of finance of the company as a result of the transition to IFRS, other than as mentioned at the table below. As to the accounting implications and the adjustments as a result of the transition to IFRS, see Note 10 to the Company’s financial statements as at March 31, 2008.

Page No.	Clause No. (Periodical Report)	Contents of the Description of the Corporate General Business in the Periodical Report	Change due to the transition to IFRS
17	7.1	Financial information for the Corporate activities of operation	Appendix 1
99	22.1.1.2 C'	Put option from associated company "Mondi"	Appendix 2
	Appendix C'	Changes in investment in subsidiary and affiliated companies in the reported period	Appendix 3
	Appendix D'	Revenues of subsidiary and affiliated companies	Appendix 4

5.	A Compensation program for employees in the Group 2008

Update of paragraph 12.4.5.1 Chapter D, “Transactions with senior officers”

Subsequent to the balance sheet date, on January 14, 2008, following the approval of the audit committee, the board of directors of the company approved a bonus plan for senior employees in the company and/or in subsidiaries and/or in associated companies of the company (hereinafter in this clause: “the plan”), under which up to 285,750 option warrants (hereinafter in this section: “Option Warrants”), each exercisable into one ordinary share of the company, will be allotted to senior employees and officers in the group, including the CEO of the company which, on the date of approval of the allotment, accounted for 5.65% if the issued share capital of the company. The offerees in the said plan are not interested parties in the company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only.

In the context of the program, an allotment of 287,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates. The date of grant of the options was set for the months of January- March 2008, subject to restrictions of Section 102 (capital route) of the Income Tax Ordinance. As of the date of approval of the financial statements, 250,500 options had been allotted. On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

The Option Plan influence on the consolidated financial statements is evaluated in approximately NIS 13.5 million.

6.	Taxation

Update of paragraph 15.2, Chapter D “The General Development of the Corporate Business Activities

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

Appendix 1

Update Financial information regarding the Corporate Activities

Below is data regarding financial information about the Company’s sectors of operation in 2007:

		Year ended December 31, 2007
NIS thousands		Paper & recycling sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1.	Revenues*
	a. External sector
	revenues	464,653	118,997	--	583,650
	b. Revenues from other
	operating sectors	--	--	--	--
	c. Total	464,653	118,997	--	583,650
2.	Costs*
	a. Costs which
	constitute revenues
	of another sector
	of the corporation	--	--	--	--
	b. Other Costs	395,059	118,533	--	513,592
	c. Total	395,059	118,533	--	513,592
3.	Operating Income	69,594	464	--	70,058
4.	Total assets as of
	December 31, 2007	624,782	64,688	630,763	1,320,233

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

See also Note 8 to the financial statements, regarding information on activities of operation

It is stated that there is no change as to 2006 and 2005.

Appendix 2
Mondi Paper Hadera

Update to clause 22.1.1.2. (c)

MBP was granted an option, not limited in time and in realization, to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) that shall not be less then an amount determined in the agreement. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period. In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of March 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 1,465 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

As a result of the reevaluation of the option, other expenses declined by the amount of approximately NIS 147 thousands for the period of three months ended March 31, 2007, and rose in the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

Appendix 3

Update regulation 12 – Amendments to investments in Subsidiaries and associated companies during the period ofthe report

Change of holdings in the reported period

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

During 2007, the Company included a sum of NIS 2,439 thousands in earnings from associated companies, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies during 2007, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

Appendix 4
Update regulation 13 – income of subsidiaries and associated companies (For 2007)

In NIS thousands

Company Name	Profit (loss) before taxes	Profit (loss) after taxes	Dividend received	Management fees	Interest received (paid) (NIS `000, nominal)

Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	26,410	20,318			(9,152)
Graffiti Office Supplies & Paper
Marketing Ltd.	(877)	(2,388)			1,736
AIPM Paper Industry (1995) Ltd.	55,636	41,369			(4,617)
Associated Companies
Hogla-Kimberly Ltd. (1)		(30,632)			(1,560)
Carmel Containers Systems Ltd. (2)		7,340
Mondi Hadera Paper Ltd. (3)		18,290			2,944

(1) Of which our share = 49.9%

(2) Of which our share = 36.21%, in addition to 37.93% in an associated company of Carmel

(3) Of which our share = 49.9%

Translation from Hebrew

May 11, 2008

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or “The Company”) for the first three months of 2008. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

A.	Data Updates to IFRS

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding quarter last year and for the year ended December 31, 2007 according to IFRS. Accordingly, the data appearing in the Management Discussion and the comparison figures are presented according to IFRS. Regarding material influences of the transition to IFRS, see Section H below.

B.	The Operations in Israel

1.	The Business Environment

The Israeli economy continued to grow during the reported period (January-March 2008), although the capital market suffered from volatility as a result of the crisis in global financial markets, leading to great fluctuations in the stock market and to uncertainty in relation to the continued growth in global markets in general and in the Israeli market in particular.

The global trends in the paper sector – primarily in Europe – are affecting the group companies that are active in Israel.

The reduced gaps between the supply and the demand for various types of paper, especially in Europe, in light of the relatively high growth rates that characterized the economies in developing markets, especially Asia, are increasing the demand for paper, are leading to a continuing rise in pulp prices in Europe, as well as other input prices, such as chemicals on the one hand, while also leading to higher prices for the different types of paper, on the other hand.

These trends enable the Group companies to continue raising prices in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the Company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the Company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

The sharp rise in global fuel prices is not materially affecting the Company due to its transition to the use of natural gas instead of fuel oil in its manufacturing processes, starting with the fourth quarter last year. This fact serves to improve the Group’s competitive capabilities from Europe and China.

Electricity prices rose by approximately 18% in relation to the electricity prices in the corresponding quarter last year.

The inflation rate during the reported period amounted to 0.1%, as compared with a negative inflation rate of -0.2% in the corresponding period last year.

The erosion in the US dollar exchange rate against the NIS grew more severe in the first quarter of the year, along with considerable volatility. The US dollar exchange rate fell by 7.6% in the first quarter of the year, in addition to a 9% decrease in 2007.

The recent change in the currency exchange rate and the weakening US dollar against the Israeli shekel is eroding the selling prices and profitability of some of the Group companies, while improving profitability at other companies. The overall impact on the financial results is immaterial however.

2.	Current Operations in Israel

The sales turnover of most subsidiaries and associated companies (hereinafter: “The Group”) continued to grow during the reported period, while raising prices across most areas of operation, in parallel to the successful implementation of efficiency measures.

The Group consequently recorded a significant improvement in the volume of sales and in the operating profit in relation to the corresponding period last year.

3.	Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate processes that are intended to empower Group operations and support continued growth and increased profitability in organizational development, Group purchasing, B2B marketing, development and innovation.

4.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

1.	Expanding the recycled packaging paper manufacturing network

The investment budget in the project for the construction of the new manufacturing network, totaling NIS 690 million ($170 million) was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is advancing as planned and the Company has completed the signing of central agreements for the purchasing of the main manufacturing equipment.

In parallel, Amnir Recycling Industries Ltd. (“Amnir”) is continuing preparations for the expansion of the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine commencing during 2009.

As part of the preparations for financing the project, additional capital of approximately NIS 211 million was raised in November 2007, by way of a private placement of shares to the controlling shareholders and to institutional investors. The company is currently examining additional ways to complete the financing for the project.

2.	New Power Plant

The project for the new power plant, that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or private customers, is in the final stages of configuration and feasibility studies on the basis of the license for a 230 mega-watts (MW) power station, to be constructed on a plot of land that was acquired for this purpose, in immediate proximity to the Company’s site in Hadera.

The company is awaiting the publication of the updated sales prices by the Electrical Authority and on this basis, upon completing the examination of the station and its feasibility, the business plan will be formulated, along with possible means of finance.

The Company plans for the said power plant to consume natural gas that will be provided by EMG, on the basis of the principles agreement that was signed in May last year.

C.	The Strategic Investment in Turkey

In the reported period, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the Company) – continued to implement its strategic plan – GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark Worldwide. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a dominant and profitable company by 2015, with annual sales in the area of $300 million. In the first three months of the year, KCTR’s sales turnover amounted to approximately $30 million, as compared with approximately $63.0 million in all of 2007.

In the first quarter of the year, KCTR continued to develop products and launched new product lines under the Huggies® and Pedo® brands. These products are produced at the Company’s advanced manufacturing site, that currently serves as a regional Kimberly Clark manufacturing center, whose products are exported to various countries in Europe and to South Africa. The company also launched an advanced KOTEX® product (feminine hygiene) that was well-received by the market.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the current quarter, KCTR continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The high level of competition in the markets where the company is working to penetrate and empower its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of brands, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of approximately NIS 11 million (approximately $3 million) in the reported period, as compared with approximately NIS 74 million (approximately $18 million) in all of 2007.

The Company is continuing the implementation of its strategic business plan. The strengthening brands, along with the gradual growth of the Unilever sales and distribution platform and the reduction of costs at the diaper plant, enabled the company to maintain the trend of improving gross profitability in the current quarter, while significantly reducing the operating loss to a sum of approximately NIS 11 million, down from NIS 27 million in the corresponding quarter last year, and as compared with NIS 13 million in the fourth quarter last year.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

B.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item decreased from NIS 58.0 million on March 31, 2007 to NIS 7.3 million on March 31, 2008. The decrease in the cash balance, along with additional balances that originated from the private placement – totaling NIS 113.3 million – were deposited in euro-linked deposits and are intended for payments for the construction of the new packaging paper manufacturing network and are presented under the item Designated Cash.

—	The accounts receivable item for packaging paper and recycling activity decreased from NIS 138.7 million on March 31, 2007 to NIS 119.3 million on March 31, 2008. This decrease is primarily attributed to the impact of the lower prices as a result of the weaker dollar. Accounts receivable for the office supplies marketing activity rose from NIS 38.7 million as at March 31, 2007 to NIS 42.6 million as at March 31, 2008.

—	The other accounts receivable item for packaging paper and recycling activity rose from NIS 84.5 million on March 31, 2007 to NIS 88.4 million on March 31, 2008. Other receivables for the office supplies marketing activity decreased from NIS 11.9 million on March 31, 2007 to NIS 10.4 million on March 31, 2008.

—	The inventories item for packaging paper and recycling activity increased from NIS 51.1 million on March 31, 2007 to NIS 52.1 million on March 31, 2008. This increase originates primarily from an increase in the paper waste inventories, due to Amnir’s preparations in anticipation of the new packaging paper machine (see also a.2.b.4.1., above). In the office supplies marketing activity, the Inventories item increased from NIS 14.7 million on March 31, 2007, to NIS 16.7 million on March 31, 2008, primarily as a result of the increase in the proportion of products imported from East-Asia so as to improve profitability.

—	Investments in associated companies increased from NIS 335.2 million on March 31, 2007 to NIS 341.3 million on March 31, 2008. The principal components responsible for this growth were the Company’s share in the net earnings of associated companies during the reported period, net of the impact of the Company’s share in a capital reserve from translation differences at an associated company.

—	Short-term credit fell from NIS 202.2 million on March 31, 2007 to NIS 83.0 million on March 31, 2008. The decrease in this item is primarily attributed to repayment of credit from proceeds obtained from the private placement to shareholders in November last year, coupled with the positive cash flows from operating activities, net of investments in fixed assets.

—	The other accounts payables item for packaging paper and recycling activity grew from NIS 67.8 million on March 31, 2007 to NIS 87.6 million on March 31, 2008. The increase is primarily attributed to changes in the timing of salary payments that were paid early last year as a result of the Passover holiday that occurred in early April. Other accounts payable for the office supplies marketing activity decreased from NIS 4.4 million on March 31, 2007 to NIS 3.6 million on March 31, 2008.

—	The Company’s shareholders’ equity increased from NIS 418.4 million on March 31, 2007 to NIS 672.0 million on March 31, 2008. The change is primarily attributed to the net proceeds from the issue of shares by private placement to controlling shareholders and institutional investors in November 2007 in the sum of NIS 211.6 million, coupled with the net profit between the periods of NIS 56.7 million, net of the increase of the debitory capital reserve from translation differences at an associated company in the sum of approximately NIS 16 million.

1.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 57.9 million in the reported period, as compared with NIS 11.2 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8). The Company also made current investments in environmental issues (effluent treatment) and current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 295.1 million as at March 31, 2008, as compared with NIS 294.4 million as at March 31, 2007. Long-term liabilities decreased as a result of the repayment of debentures on the one hand, along with the assuming of long-term loans intended for the financing of payments for Machine 8 on the other hand. The long-term liabilities totaled NIS 261.7 million on December 31, 2007.

The long-term liabilities include primarily two series of debentures and long-term bank loans, as follows:

Series 1: NIS 14.2 million, for repayment until 2009 – by private placement to institutional investors.

Series 2: NIS 182.8 million, for repayment until 2013 – by private placement to institutional investors.

Long-term loans from banks: NIS 67.1 million.

The outstanding short-term credit from banks totaled NIS 83.0 million as at March 31, 2008, as compared with NIS 202.2 million as at March 31, 2007 and NIS 143.0 million as at December 31, 2007.

C	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera PaperLtd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (4) below.

A.	Aggregate Data from Israeli Operations

The aggregate sales in Israel amounted to NIS 744.9 million during the reported period, as compared with NIS 708.2 million in the corresponding period last year (growth of 5.2%) and NIS 745.6 million in the fourth quarter of 2007.

The aggregate operating profit in Israel amounted to NIS 70.9 million during the reported period, as compared with NIS 55.3 million in the corresponding period last year (28.2% growth) and NIS 70.8 million in the fourth quarter of 2007.

The significant improvement in the operating profit in Israel is attributed to the raising of prices in most of the Group’s areas of operation, the growth in quantitative sales and the continuing efficiency measures, coupled with the gradual implementation of organization-wide processes at the various companies. This improvement was partially offset by the continuing rise in raw material prices.

B.	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 847.6 million during the reported period, as compared with NIS 752.7 million in the corresponding period last year (growth of 12.6%) and NIS 826.1 million in the fourth quarter of 2007.

The aggregate operating profit amounted to NIS 59.8 million during the reported period, as compared with NIS 28.3 million in the corresponding period last year (111.3% growth) and NIS 58.3 million in the fourth quarter of 2007. The significant improvement in the aggregate operating profit is attributed to the performance improvement in Israel on the one hand, coupled with the continuing trend of lowering the operating loss in Turkey on the other hand.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	Net Profit and Earnings Per Share

The net profit amounted to NIS 21.3 million during the reported period, as compared with a loss of NIS (-3.9) million in the corresponding period last year.

The net profit in the reported period was affected by the improvement in the Group’s profitability in Israel, coupled with the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 18.4 million (from a share in the loss of NIS 22.8 million last year to NIS 4.4 million this year), as compared with the corresponding period last year (see Strategic Investment in Turkey, above, and Section C7, below).

Basic earnings per share amounted to NIS 4.20 per share ($1.18 per share) in the reported period, as compared with NIS -0.96 per share ($-0.23 per share) in the corresponding period last year.

The diluted earnings per share amounted to NIS 4.20 per share ($1.18 per share) in the reported period, as compared with NIS -0.96 per share ($-0.23 per share) in the corresponding period last year.

4.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the reported period amounted to NIS 142.5 million, as compared with NIS 136.6 million in the corresponding period last year (growth of approximately 4.3%) and as compared with NIS 154.8 million in the fourth quarter of 2007.

Sales of the packaging paper and recycling activity amounted to NIS 109.3 million in the reported period, as compared with NIS 107.2 million in the corresponding period last year.

The growth in the sales turnover of the packaging paper and recycling activity originated primarily from the raising of the selling prices.

The sales of the office supplies marketing activity during the reported period amounted to NIS 33.2 million, as compared with NIS 29.4 million last year, representing growth of 12.9% that originated from the continuing trend of growth in the volumes of operation in this activity.

2.	Cost of Sales

The cost of sales amounted to approximately NIS 106 million – or 74.4% of sales – during the reported period, as compared with NIS 104.5 million – or 76.5% of sales – in the corresponding period last year.

The gross profit totaled NIS 36.5 million during the reported period (approximately 25.6% of sales), as compared with NIS 32.2 million (23.5% of sales) in the corresponding period last year, representing growth of 13.6% in relation to the corresponding period last year.

The considerable increase in profitability and in gross profit is primarily attributed to the improvement in selling prices and continuing efficiency, the transition to manufacturing using natural gas and was achieved despite the slight quantitative decrease in the local market as a result of the freezing spell and the approximately 18% rise in electricity prices, in relation to the corresponding period last year.

Labor Wages

The labor wages within the cost of sales amounted to NIS 29.5 million during the reported period (20.7% of sales), as compared with approximately NIS 26.9 million last year (19.9% of sales).

The labor wages within the general and administrative expenses amounted to NIS 17.5 million during the reported period (approximately 12.3% of sales), as compared with NIS 16.4 million last year (12% of sales).

The change in payroll costs in relation to the corresponding period last year reflects a certain increase in personnel, especially at Amnir, as part of the preparations and implementation for increasing paper waste collection in anticipation of the future operation of the new packaging paper manufacturing network, along with a nominal increase of 3% in the wages.

3.	Selling, General and Administrative Expenses and Others

The selling, general and administrative expenses (including wages) and others amounted to NIS 19.1 million in the reported period – or 13.4% of sales – as compared with NIS 15.7 million – or 11.5% of sales – in the corresponding period last year.

The increase in selling, general and administrative expenses and others originated primarily from growth in labor expenses, , as stated above in the Labor Wages section and as a result of the recording of wage expenses on account of options to senior executives, as approved in January this year, in the sum of NIS 0.7 million, coupled with growth in other expenses on account of the valuation of a PUT option by Mondi in the sum of NIS 1.2 million, according to IFRS.

4.	Operating Profit

The operating profit totaled NIS 17.5 million during the reported period (12.3% of sales), as compared with NIS 16.5 million (12.1% of sales) in the corresponding period last year, representing growth of 5.7%.

The operating profit from the paper and recycling activity totaled approximately NIS 17 million during the reported period, identical to the corresponding period last year.

The operating profit of the office supplies activity amounted to NIS 0.6 million, as compared with NIS -0.5 million in the corresponding period last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 6.8 million, as compared with NIS 6.6 million in the corresponding period last year.

The total average of the Company’s net, interest-bearing liabilities decreased by an average of approximately NIS 110 million between the periods 2007 and 2008. The decrease is primarily attributed to the proceeds from the private placement last year and the positive cash flows from operating activities between the periods, net of investments in fixed assets.

The interest forshort-term credit decreased by approximately NIS 0.8 million on account of the decrease in the short-term credit balance and on account of the lower interest rate between the two periods. Expenses on account of the interest on CPI-linked long-term liabilities (debentures) increased slightly, despite the decrease in the debenture balances on account of repayment to debenture holders, due to the higher price of hedging transactions on the CPI-linked debentures against the rise in the CPI, that rose by 2.6% per annum in 2008, as compared with 1.3% in 2007.

Moreover, financial expences in the amount of NIS 1 million were recorded, mostly attricuted to the revaluation of the dollar exchange rate by 7.6% this year, as compared with a 1.7% revaluation last year, on account of balance dollar-denominated assets.

6.	Taxes on Income

Taxes on income amounted to NIS 4.0 million in the reported period, as compared with NIS 3.3 million in the corresponding period last year. The NIS 0.7 million increase originates from the growth in pre-tax profit this year in relation to last year.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems Ltd. ("Carmel").

The Company’s share in the earnings (losses) of associated companies totaled NIS 14.6 million during the reported period, as compared with a loss of NIS (10.5) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 4.3 million. Most of the change in profit originated primarily from Mondi’s highly improved profitability, which recorded an increase from operating profit of NIS 1.7 million last year to an operating profit of NIS 9.6 million this year – primarily as a result of the higher selling prices that led to an improved gross margin. This improvement was the result of the said recovery in the European paper industry. The net profit also increased as a result of the decrease in financial expenses, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 2.1 million. Hogla’s operating profit grew from NIS 36.0 million to NIS 41.1 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices and the continuing trend of raising the proportion of some of the premium products out of the products basket.

–	The Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) decreased by NIS 18.4 million. The significant decrease in the loss is attributed to the growth in the volumes of operation (see above – “Strategic Investment in Turkey”) that led to a significant reduction in the operating loss, from NIS 27 million last year to approximately NIS 11 million this year. In the corresponding period last year, a non-recurring loss of NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 12 million (approximately $3 million) was reduced, of which our share is NIS 6.0 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans in Turkey were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

–	The Company’s share in the net profit of Carmel (36.21%) increased by approximately NIS 0.6 million. The factors that influenced the growth in the Company’s share in the net profit of Carmel originated inter alia from the improved operating profitability of Carmel as a result of the improved gross margin as a result of the raising of prices beyond the rise in raw material prices.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey) grew by approximately NIS 6.7 million this year and amounted to approximately NIS 19.1 million.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled approximately NIS 38.3 million during the reported period, as compared with NIS (-0.2) million in the corresponding period last year. The significant change in the cash flows from operating activities during the reported period, originated primarily from the improvement in net profit, coupled with the reduction in working capital in the reported period that amounted to NIS 17.8 million, as compared with growth of approximately NIS 15 million last year. The decrease in working capital during the reported period originated primarily from the reduction in the accounts receivable balance as a result of the lower dollar exchange rate that is affecting the selling prices in NIS, especially as regards packaging paper and recycling.

E.	Sources of Finance

See Section B2 – Financial Liabilities.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to March 31, 2008, the Company entered into sale and purchase transactions in the sum of 20 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company, in the total sum of NIS 197 million.

In early 2008, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 190 million, pursuant to previous transactions that were made in December 2006 and January 2007 and terminated at the end of 2007.

Interest Rate Risks

The Company is exposed to changes in interest rates, primarily on account of debentures, in the sum of NIS 197 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

Sensitivity of € linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Revaluation of €	Revaluation of €		Devaluation of €	Devaluation of €
	10%	5%		10%	5%
In NIS thousands

Transaction with supplier- Alstom	(168)	(84)	1,685	84	168
Designated deposits	11,331	5,666	113,314	(5,666)	(11,331)

Linkage Base Report

Following below are the balance sheet items, according to linkage bases, as at March 31, 2008:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total

Assets
Cash and cash equivalents	3.0		4.4		7.4
Short-term deposits and investments			113.3		113.3
Other Accounts Receivable	247.9	0.4	10.8	1.6	260.7
Inventories				68.8	68.8
Current tax assets	0.4				0.4
Investments in Associated Companies	52.1		2.7	286.5	341.3
Deferred taxes on income				20.8	20.8
Fixed assets, net				461.7	461.7
Other assets				31.6	31.6
Assets on account of employee benefits	1.1				1.1

Total Assets	304.5	0.4	131.2	871.0	1,307.1

Liabilities
Short-term credit from banks	83.0				83.0
Other Accounts Payable	188.9		6.4		195.3
Deferred taxes on income				42.1	42.1
Long-term loans, including current maturities	67.2				67.2
Notes (bonds) - including current maturities		196.3			196.3
Liabilities on account of employee benefits	19.6				19.6
Other liabilities - including current maturities	31.6				31.6
Equity, funds and reserves				672.0	672.0

Total liabilities and equity	390.3	196.3	6.4	714.1	1,307.1

Surplus financial assets (liabilities) as at March 31, 2008	(85.8)	(195.9)	124.8	156.9

Surplus financial assets (liabilities) as at December 31, 2007	(80.9)	(195.1)	170.0	106.0

*	As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Material Influence of the Transition to IFRS

True to March 31, 2008, there was no material impact on the financial situation, the results of operation, liquidity and sources of finance of the company as a result of the transition to IFRS, other than that stated in Section A (description of the Corporate business) to the financial statements of the Company dated December 31, 2007 and to the said below. As to the accounting implications and the adjustments as a result of the transition to IFRS, see Note 10 to the Company’s financial statements as at March 31, 2008.

1. Put Option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of March 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 1,465 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

Other expenses declined by the amount of approximately NIS 147 thousands for the period of three months ended March 31, 2007, and rose in the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

2. Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

As of March 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,896 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,474 thousands

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses grew by the amount of approximately NIS 333 thousands for the period of three months ended on March 31, 2007 and increased by the amount of approximately 199 thousands for the year ended December 31, 2007, in addition, tax expenses decreased by the amount of approximately NIS 84 thousands for the period of three months ended on March 31, 2007 and decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, NIS 1,113 thousands and NIS 1,179 thousands as of January 1, 2007, March 31, 2007 and December 31, 2007.

I.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the Board meetings during which the financial statements are discussed and approved, are attended by the Company’s auditing CPA, who is instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from Company executives and others, including: General Manager – Avi Brenner; CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions –if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first, held several days before the approval date of the financial statements, is held to discuss the material reporting issues in depth and at great length, whereas the second, held in proximity to the approval date, is held by the board of directors, to discuss the actual results. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

Tzvika Livnat	Avi Brenner
Chairman of the	General Manager
Board of Directors

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LIMITED
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

AMERICAN ISRAELI PAPER MILLS LIMITED
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

AMERICAN ISRAELI PAPER MILLS LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	March 31,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	7,330	58,022	167,745
Designated deposits	113,314	-	-
Trade receivables	161,880	177,391	178,553
Other receivables	98,754	96,421	94,415
Current tax assets	392	-	-
Inventories	68,847	65,766	69,607

	450,517	397,600	510,320

Non-Current Assets
Property plant and equipment, net	461,653	368,827	410,840
Investments in associated companies	341,302	335,243	346,403
Deferred tax assets	20,833	19,613	20,622
Deferred expenses	30,232	29,836	29,291
Other non-current assets	1,409	2,096	1,578
Employee benefit assets	1,129	1,113	1,179

	856,558	756,728	809,913

	1,307,075	1,154,328	1,320,233

Current Liabilities
Credit from banks and others	82,973	202,237	143,015
Current maturities of long-term notes and
long term loans	49,964	41,454	42,775
Trade payables	99,117	95,604	108,409
Other payables and accrued expenses	91,174	72,185	73,230
Other financial liabilities	31,600	-	-
Financial liabilities at fair value through profit and loss	4,960	1,465	3,901
Current tax liabilities	-	8,176	908

	359,788	421,121	372,238

Non-Current Liabilities
Loans from banks and others	54,755	32,181	28,127
Notes	158,797	189,212	158,134
Other financial liabilities	-	31,600	31,210
Deferred tax liabilities	42,086	41,475	40,515
Employee benefit liabilities	19,605	20,385	20,038

	275,243	314,853	278,024

Capital and reserves
Issued capital	125,267	125,257	125,267
Reserves	289,070	92,072	308,267
Retained earnings	257,707	201,025	236,437

	672,044	418,354	669,971

	1,307,075	1,154,328	1,320,233

Z. Livnat	A. Brener	S. Gliksberg
Vice-Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: May 11, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Revenue	142,519	136,638	583,650

Cost of sales	105,979	104,467	441,381

Gross profit	36,540	32,171	142,269

Selling and marketing expenses	7,888	7,696	31,367

General and administrative expenses	10,124	8,107	36,377

Other income (expenses), net	1,067	(147)	4,467

Total expenses	19,079	15,656	72,211

Profit from ordinary operations	17,461	16,515	70,058

Finance income	1,894	1,275	10,648

Finance expenses	8,701	7,859	31,766

Finance income (expenses), net	(6,807)	(6,584)	(21,118)

Profit after financial income (expenses)	10,654	9,931	48,940

Share in profit (losses) of associated companies - net	14,633	(10,495)	856

Profit (loss) before taxes on income	25,287	(564)	49,796

Taxes on income	4,017	3,313	18,261

Profit (loss) for the period	21,270	(3,877)	31,535

Earning for share:

Primary	4.20	(0.96)	7.63

Fully diluted	4.20	(0.96)	7.62

Number of share used to compute the primary
earnings per share	5,060,774	4,034,732	4,132,728

Number of share used to compute the fully diluted
earnings per share	5,063,560	4,034,732	4,139,533

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENT
OF RECOGNIZED INCOME AND EXPENSES
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Exchange differences arising on translation
of foreign operations	(20,008)	(598)	3,810
Profit (loss) on cash flow hedges	88	(63)	(635)
Actuarial profit (loss) and defined benefit plans	-	-	-

Net income recognized directly in equity	(19,920)	(661)	3,175

Profit (loss) for the period	21,270	(3,877)	31,535

Total recognized income and expense for the period	1,350	(4,538)	34,710

AMERICAN ISRAELI PAPER MILLS LIMITED
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Cash flows - operating activities
Operating profit (loss) for the period	21,270	(3,877)	31,535
Deferred taxes, net	1,360	(1,009)	(2,997)
Linkage differentials of long term liabilities	1,014	(719)	7,624
Capital loss on disposal of property, plant and
equipment	(8)	(47)	1,403
Capital loss (gains) on sale of investment in
associated company	-	28	28
Share in losses (profits) of associated
companies, net	(14,633)	10,495	(856)
Depreciation and amortization	11,084	8,613	36,138
Share based payments expense	723	-	-

	20,810	13,484	72,875

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	12,334	(11,031)	(10,184)
Decrease (Increase) in inventories	760	(3,657)	(7,498)
Increase (Decrease) in trade payables and other
payables	4,759	(132)	14,077
Increase (decrease) in other long term liabilities	(383)	1,168	268

	17,470	(13,652)	(3,337)

Net cash generated by
(used in) operating activities	38,280	(168)	69,538

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	(57,985)	(11,171)	(85,959)
Proceeds from disposal of Property
plant and equipment	145	30,517	31,415
Investment in designated deposits	(113,314)	-	-
Prepaid leasing expenses	(1,169)	-	-
Associated companies:
Granting of loans	-	-	(318)
Collection of loans	-	-	2,893
Proceeds from sale of investment of associated
companies	-	27,277	27,277

Net cash used in investing activities	(172,323)	46,623	(24,692)

Cash flows - financing activities
Proceeds gain from private share allocating	-	-	211,645
Short-term bank credit	(60,042)	(766)	(59,988)
Borrowings received from banks	35,000	-	-
Repayment of borrowings from banks	(1,330)	(1,288)	(5,212)
Redemption of notes	-	-	(37,167)

Net cash generated by
(used in) financing activities	(26,372)	(2,054)	109,278

Increase in cash and cash equivalents	(160,415)	44,401	154,124
Cash and cash equivalents - beginning of period	167,745	13,621	13,621

Cash and cash equivalents - end of period	7,330	58,022	167,745

Supplementary disclosure of cash flow information-
payments in cash during the period:
Income taxes paid	3,744	3,948	23,415

Interest paid	2,606	3,391	26,428

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

American Israeli Paper Mills Limited and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter –the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 8.

B.	Definitions:

The Company	–	American Israeli Paper Mills Limited.

The Group	–	the Company and its Subsidiaries.

Subsidiaries	–	companies in which the Company control,(as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Affiliated Companies	–	companies in which the group has significant influence, and the group investments in them, directly or indirectly are included in the financial statements using the equity method.

Related Parties	–	as defined by IAS 24.

Interested Parties	–	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	–	as defined in the Israeli Securities law and Regulations 1968.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto including the note regarding the adoption of IFRS.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the abovementioned, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008.

In implementing the transitional rules as above, the Group elected to apply the following concessions permitted by IFRS 1:

1.	Share based payments
The rules of IFRS 2, which deals with share based payments, were not retroactively applied with regard to capital instruments which had been granted prior to November 7, 2002 and vested before the transition date.

2.	Translation differences
The company elected to desist from retroactively applying the rules of IAS 21 for translation differences accumulated as of January 1, 2007 with respect to foreign operations. As a result, accumulated translation differences have not been included in the Opening Balance Sheet.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

3.	Deemed cost for items of fixed assets
IFRS 1 permits the measurement of items of fixed assets as of the transition date to the IFRS, or at an earlier date, on the basis of a revaluation executed according to previously applied generally accepted accounting principles, as deemed cost as of the date of the revaluation, if, in general, the revaluation was comparable to cost or undepreciated cost according to the IFRS, adjusted for changes such as changes in the index of prices.

Through December 31, 2007, the company adjusted its financial statements to changes in the rate of exchange of the dollar, in accordance with the rules of Accounting Opinion 36 of the Institute of Certified Public Accountants.

For purposes of the transition to reporting pursuant to the IFRS, the company chose to apply the concession in IFRS 1 as above and to measure the items of its fixed assets acquired or constructed through December 31, 2003 at deemed cost as of that date, based on their amounts, as adjusted to changes in the rate of exchange of the dollar up to that date.

Prior to the adoption of the IFRS, the Group prepared its financial statements according to accounting principles generally accepted in Israel. The latest annual financial statements of the company according to accounting principles generally accepted in Israel were prepared as of December 31, 2007 and for the year ended on that date. Comparative figures for that period were restated in these financial statements pursuant to the IFRS.

See Note 10 with respect to the material differences between reporting pursuant to the IFRS and reporting according to Israeli generally accepted accounting principles, as they are relevant to the Group.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Derivative financial instruments measured by fair value.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2S below.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2U (3) as follows with regard to the exchange rate and the changes in them during the reported period.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks. Hedge accounting details are set out in Note 2M below.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it’s investment in a subsidiary company that presents it’s financial statements in foreign currency) are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) ” Consolidated and Separate Financial Statements” see note 2V below.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adopted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interest that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. With regard to the group’s examination for impairment in the investment in affiliated companies in accordance to IAS 36 see note 2I below.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Spare parts which are not used on a current basis are designated for use in the context of specific items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated beginning from the date that they are installed on the items of fixed assets for which they were purchased.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset’s useful lives.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (Cont.)

The annual depreciation and amortization rates are:
%

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

H.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. The rest of the borrowing costs are recognized in profit or loss.

For the effect of the issuance of IAS 23 (revised) “Borrowing costs” see Note 2V below.

I.	Impairment of tangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Impairment of tangible assets (cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

J.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

Cost determined as follows:

Raw, auxiliary materials and others	Based on weighted-average basis.

Finished products	Based on overhead absorption costing.

Products	Based on weighted-average basis.

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group’s affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of this category arises from the reason of the financial assets holding and it is determined at its initial recognition.

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets (Cont.)

(4)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “Other financial liabilities” for the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 2V as follows.

(2)	Options to sell sales of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with non current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 10 E (4) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

For the treatment at CPI-linked other financial liabilities see note 2L(4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter –the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial liabilities and equity instruments issued by the Group (cont.)

(4)	CPI-linked liabilities (cont.)

As of the balance sheet date, the Company has CPI-linked financial liabilities in the total sum of NIS 195,644 thousands.

There is another interpretation of IFRS, under which the effective interest rate in respect of these assets and liabilities should include the anticipated inflation up to the relevant repayment dates (instead of accumulation of real interest plus linkage differences in line with changes in the CPI until the balance sheet date).

The vast majority of loans and long-term and medium-term financing arrangements in Israel are linked to the CPI. Therefore, the Israeli Institute for Accounting Standards has submitted a request to the International Financial Reporting Interpretation Committee (IFRIC) to clarify the applicable method in the measurement of the effective interest rate of such assets and liabilities under IFRS.

The Committee’s response in this matter and the implications thereof cannot be reliably predicted. If the Committee’s response indicates that the method used in Israel and which was implemented in these financial statements is not appropriate in accordance with IFRS, the Company will have to change the method of measurement of these assets and liabilities and it may have to do so by way of restating its financial statements. Under the present circumstances, the Company is unable to reliably measure the potential impact on its financial statements in such a case.

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (Cont.)

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in capital fund. Since the hedge is for expected acquisition of fixed assets, the company chose to add the capital fund to the initial cost of the hedges item immediately. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in fixed assets at that time remains in fixed assets and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (cont.)

(1)	Sale of goods (Cont.)

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(3)	Dividends

Revenue is recognized when the Group’s right to receive the payment is established.

(4)	Reporting of revenues on a gross basis or a net basis

The Company’s revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction, are presented on a net basis.

O.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewands of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the balance sheet with “long term receivables”, and are amortized on the straight line basis over the balance of the lease period, including the extension option.

The company has land lease rights from the Municipality of Tel Aviv which comply with the definition of investment real estate, and, pursuant to IAS 40, have been classified as operating leases and not as investment real estate.

P.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Provisions (Cont.)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Q.	Share – Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 6.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 2V below.

R.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax.as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Taxation (Cont.)

(3)	Deferred tax (Cont.)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

S.	Employee benefits

(1)	Benefits after termination of employment

Company benefits after the termination of employment include mainly benefits to pensioners (Most of the employees of the company fall under Section 14 of the Severance Pay Law).

Actuarial gains and losses recognized when incurred are recorded to the statement of income and expenses but due to lack of materiality, they are recorded to the statements of operations. Past service cost is recognized immediately in the company’s statements of operations up to the extent that the benefit has vested. Unvested past service cost is amortized over the average vesting period under the date of vesting.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Retirement benefit costs (cont.)

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

U.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

March 31, 2008	5.616	3.553	102.60
March 31, 2007	5.534	4.155	98.90
December 31, 2007	5.6592	3.846	102.50

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2008	(0.8)	(7.6)	0.1
Three months ended March 31, 2007	(1.7)	1.65	(0.2)
Year ended December 31, 2007	1.7	(9.0)	3.4

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is unable to assess the effect of the standard on the financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods. The standard permits earlier adoption.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1,Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measurement of provisions and contingent liabilities and contingent liabilities- see C(1) below.

—	Measurement of obligation for defined benefits and employee benefits- see C(2) below.

—	Measurement of share based payments- see Note 6 below.

C.	Key sources of estimation uncertainty.

1.	Provisions for legal proceeding

Against the company and its subsidiaries there are 6 claims pending and open in a total amount of approximately NIS 20,024 thousands (March 31, 2007: NIS 11,334 thousands, December 31, 2007: NIS 23,154 thousands), as to which a provision of approximately NIS 400 thousands (March 31, 2007: NIS 300 thousands, December 31, 2007: NIS 300 thousands) was recorded. For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all. An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus affect the company’s financial condition and operating results.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

—	During the first quarter of the year, the company signed material agreements with various suppliers in connection with the construction of a new production system for packaging paper (Machine 8).

—	On January 14, 2008, the Board of Directors of the company decided to approve the issuance of options to executive employees, see Note 6 below.

NOTE 5	–	FIXED ASSETS

Acquisition of items of fixed assets

During the period of three months ended March 31, 2008 and March 31, 2007, the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 57,985 thousands and NIS 11,171 thousands, respectively. Most of the acquisitions of the fixed assets during the first quarter of the year were made for Machine 8- a machine for the new packaging paper system. The total fixed assets acquired for suppliers’ credit amounted to NIS 3,652 thousands as of March 31, 2008.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 6	–	SHARE BASED PAYMENT

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 287,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

The date of grant of the options was set for the months of January- March 2008, subject to restrictions of Section 102 (capital route) of the Income Tax Ordinance. As of the date of approval of the financial statements, 250,500 options had been allotted. Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965 (subject to adjustments). The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	217.10 - 245.20
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

NOTE 7	–	INCOME TAX CHARGE

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 8	–	SEGMENT INFORMATION

	Three months ended March 31, 2008
	(Unaudited)
	Paper and recycling	Marketing of office supplies	Total

Revenue	109,347	33,172	142,519

Segment results	16,866	595	17,461

	Three months ended March 31, 2007
	(Unaudited)
	Paper and recycling	Marketing of office supplies	Total

Revenue	107,215	29,423	136,638

Segment results	16,983	(468)	16,515

	Year ended December 31, 2007
	Paper and recycling	Marketing of office supplies	Total

Revenue	464,653	118,997	583,650

Segment results	69,594	464	70,058

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 9	–	CHANGES IN EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Three months ended
March 31, 2008 (unaudited)

Balance - January 1, 2008	125,267	301,695	-	3,397	(635)	3,810	236,437	669,971
Exchange differences arising on
translation of foreign operations	-	-	-	-	-	(20,008)	-	(20,008)
Cash flow hedges	-	-	-	-	88	-	-	88
Share based payment	-	-	723	-	-	-	-	723
Profit for the period	-	-	-	-	-	-	21,270	21,270

Balance - March 31, 2008	125,267	301,695	723	3,397	(547)	(16,198)	257,707	672,044

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 9	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands

Three months ended
March 31, 2007 (unaudited)

Balance - January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633
Exchange differences arising on
translation of foreign operations	-	-	-	-	(598)	-	(598)
Cash flow hedges	-	-	-	(63)	-	-	(63)
Exercise of employee option into shares	-	-	259	-	-	-	259
Profit (loss) for the period	-	-	-	-	-	(3,877)	(3,877)

Balance - March 31, 2007	125,257	90,060	2,673	(63)	(598)	201,025	418,354

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 9	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Foreign currency translation reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Retained earnings	Total
	NIS in thousands

Year ended December 31, 2007

Balance - January 1, 2007	125,257	90,060	-	2,414	-	204,902	422,633
Issuance of shares (deduction of cost issuance in the
amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645
Exchange differences arising on translation of
foreign operations	-	-	3,810	-	-	-	3,810
Cash flow hedges	-	-	-	-	(635)	-	(635)
Exercise of employee options into shares	-	-	-	983	-	-	985
Profit for the year	-	-	-	-	-	31,535	31,535

Balance - December 31, 2007	125,267	301,695	3,810	3,397	(635)	236,437	669,971

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, March 31, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the three months ended March 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		March 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		58,022	-	58,022
Trade receivables		177,617	(226)	177,391
Other current assets	E1	107,124	(10,703)	96,421
Inventories		65,766	-	65,766

		408,529	(10,929)	397,600

Non-Current Assets
Property, plant and equipment	E2	403,662	(34,835)	368,827
Investment in associated companies	E8	336,902	(1,659)	335,243
Deferred tax assets	E1	6,490	13,123	19,613
Lease receivables	E2	-	29,886	29,886
Other assets		-	2,046	2,046
Employee benefit assets		-	1,113	1,113

		747,054	9,674	756,728

		1,155,583	(1,255)	1,154,328

Current Liabilities
Credit from banks and others		202,237	-	202,237
Current maturities to long term notes
and term loans		41,454	-	41,454
Trade payables		95,604	-	95,604
Other payables and accrued expenses	E4, E3	93,737	(21,552)	72,185
Financial liabilities at fair value through
Profit and loss	E4	-	1,465	1,465
Current tax liabilities	E7	-	8,176	8,176

		433,032	(11,911)	421,121

Non-Current Liabilities
Loans from banks and others		32,181	-	32,181
Notes		189,212	-	189,212
Other non-current liabilities		32,770	(1170)	31,600
Deferred tax liabilities	E7	41,475	-	41,475
Employee benefit liabilities	E3	-	20,385	20,385

		295,638	19,215	314,853

Capital and reserves		426,913	(8,559)	418,354

		1,155,583	(1,255)	1,154,328

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		167,745	-	167,745
Trade receivables		178,771	(218)	178,553
Other current assets	E1	105,109	(10,694)	94,415
Inventories		69,607	-	69,607

		521,232	(10,912)	510,320

Non-Current Assets
Property, plant and equipment	E2	445,566	(34,726)	410,840
Investment in associated companies	E8	346,186	217	346,403
Deferred tax assets	E1	6,083	14,539	20,622
Lease receivables	E2	-	29,291	29,291
Other assets		-	1,578	1,578
Employee benefit assets		-	1,179	1,179

		797,835	12,078	809,913

		1,319,067	1,166	1,320,233

Current Liabilities
Credit from banks and others		143,015	-	143,015
Current maturities to long term notes
and term loans		42,775	-	42,775
Trade payables		108,409	-	108,409
Other payables and accrued expenses	E4, E3	87,235	(14,005)	73,230
Financial liabilities at fair value through
Profit and loss		-	3,901	3,901
Current tax liabilities	E4	-	908	908

		381,434	(9,196)	372,238

Non-Current Liabilities
Loans from banks and others		28,127	-	28,127
Notes		158,134	-	158,134
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	E7	40,515	-	40,515
Employee benefit liabilities	E3	-	20,038	20,038

		259,546	18,478	278,024

Capital and reserves		678,087	(8,116)	669,971

		1,319,067	1,166	1,320,233

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Three months ended March 31, 2007			Year ended December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands
	Note	(Unaudited)

Revenue		136,638	-	136,638	583,650	-	583,650
Cost of sales		104,066	401	104,467	440,854	527	441,381

Gross profit		32,572	(401)	32,171	142,796	(527)	142,269

Operating costs and expenses
Selling expenses		7,696	-	7,696	31,367	-	31,367
General and administrative
expenses		8,008	99	8,107	36,060	317	36,377

Other income (expenses), net	E6	-	147	147	(2,178)	(2,289)	(4,467)

Operating profit		16,868	(353)	16,515	73,191	(3,133)	70,058

Finance expenses	E5	7,469	390	7,859	30,206	(1,560)	31,766
Finance income	E5	1,275	-	1,275	10,648	-	10,648

Finance income
(expenses), net		(6,194)	(390)	(6,584)	(19,558)	(1,560)	(21,118)

Profit (loss) after
financial income (expenses)		10,674	(743)	9,931	53,633	(4,693)	48,940

Share of profit (loss) of associated companies-net	E8	(10,798)	303	(10,495)	(2,884)	3,740	856

Profit (loss) before tax		(124)	(440)	(564)	50,749	(953)	49,796

Taxes on income		3,403	(90)	3,313	19,307	(1,046)	18,261

Profit (loss) for the period		(3,527)	(350)	(3,877)	31,442	93	31,535

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS (Cont.)

	Three months ended March 31, 2007			Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands
	(Unaudited)

Earnings per share:

Primary	(0.87)	(0.09)	(0.96)	7.61	(0.02)	7.63

Fully diluted	(0.87)	(0.09)	(0.96)	7.60	(0.02)	7.62

Number of share used
to compute the
primary earnings per
share	4,034,732	4,034,732	4,034,732	4,132,728	4,132,728	4,132,728

Number of shares used
to compute the fully
diluted earnings per
share	4,034,732	4,034,732	4,034,732	4,139,533	4,139,533	4,139,533

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options of employee options)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

Three months ended March 31, 2007
(unaudited)

Israeli GAAP	125,257	90,060	2,673	-	(9,002)	217,925	426,913

Effect of Transition to IFRS:
Adjustments of investment in associated companies
by the equity method	-	-	-	-	-	(98)	(98)
Classification of adjustments deriving from translations
of financial statements of foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(63)	63	-	-
Amortization of pre-paid expenses in respect
of lease of land	-	-	-	-	-	(2,018)	(2,018)
Employee benefits net of tax effects	-	-	-	-	-	(4,423)	(4,423)
Put option on affiliated Company	-	-	-	-	-	(1,456)	(1,456)
Financial expenses on capital note from affiliated Company	-	-	-	-	-	(390)	(390)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-	-	-	(165)	(165)

Under IFRS rules	125,257	90,060	2,673	(63)	(598)	201,025	418,354

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087

Effect of Transition to IFRS:
Adjustments of investment in associated companies
by the equity method	-	-	-	-	-	3,338	3,338
Classification of adjustments deriving from
translations of financial statements of foreign
operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(635)	635	-	-
Amortization of pre-paid expenses in respect of
lease of land	-	-	-	-	-	(1,508)	(1,508)
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Put option on affiliated Company	-	-	-	-	-	(3,901)	(3,901)
Financial expenses on capital note from
affiliated Company	-	-	-	-	-	(1,560)	(1,560)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	236,437	669,971

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856 thousands, NIS 8,657 thousands and NIS 9,116 thousands which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and in Naharia which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

The company has lease rights in land from the Tel Aviv Municipality conforming to the definition of investment real estate, that have been classified as operating leases and not as investment real estate pursuant to IAS 40.

As a result, as of January 1, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 30,023 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,814 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,867 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,923 thousands.

As of March 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 29,836 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,785 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 2,018 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,931 thousands.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (cont.)

(2)	Land leased from the Israel Land Administration (cont.)

As of December 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 29,263 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,701 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,508 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,927 thousands.

The amortization of the lease fees is reflected in the increase of general and administrative expenses in the amount of approximately NIS 158 thousands for the period of three months ended March 31, 2007, NIS thousands for the year ended December 31, 2007. Respectively, and in an increase of approximately 644 in addition, tax expenses decreased in the amount of approximately 8 thousands for the period of three months ended on March 31, 2007, decreased by the amount of approximately NIS 1,004 thousands for the year ended December 31, 2007.

(3)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(3)	Employee Benefits (cont.)

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

As of March 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,896 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,474 thousands

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses grew by the amount of approximately NIS 333 thousands for the period of three months ended on March 31, 2007 and increased by the amount of approximately 199 thousands for the year ended December 31, 2007, in addition, tax expenses decreased by the amount of approximately NIS 84 thousands for the period of three months ended on March 31, 2007 and decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, NIS 1,113 thousands and NIS 1,179 thousands as of January 1, 2007, March 31, 2007 and December 31, 2007.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(4)	Put option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of March 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 1,465 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

Other expenses declined by the amount of approximately NIS 147 thousands for the period of three months ended March 31, 2007, and rose in the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amounts of NIS 7,859 thousands and NIS 31,766 thousands and financing income in the amounts of NIS 1,275 thousands and NIS 10,648 thousands were presented in the income statements for the three moths ended March 31, 2007 and the year ended December 31, 2007 respectively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 2,178 thousands were classified at the profit from ordinary operations in the income statements for the year ended December 31, 2007.

(7)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands, NIS 8,176 thousands and NIS 908 thousands which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

(8)	Investment in Associated Companies

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

During 2007, the Company included a sum of NIS 2,439 thousands in earnings from associated companies, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies during 2007, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(9)	Provision for doubtful debts

Under generally accepted accounting principles in Israel, the provision for doubtful debts is calculated both by means of a general provision on the basis of approximations and past experience, ascertained by the company in accordance with the structure and nature of the customers in the various companies, and also on the basis of a specific provision for customers where the likelihood of collection was low in reliance on indicators in the hand of the company and was made in a specific manner.

According to international standards, the provision for doubtful debts is calculated solely on the basis of a specific provision.

As a result, the amount of the provision for doubtful debts increased as of January 1, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 63 thousands.

The amount of the provision for doubtful debts increased as of March 31, 2007 by the amount of NIS 226 thousands and deferred taxes decreased by NIS 63 thousands.

The amount of the provision for doubtful debts increased as of December 31, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 59 thousands.

(10)	Capital note issued to an investee

The company’s balance sheet includes a capital note that was issued to an investee. Due to the fact that no repayment date was set for the capital note, and in view of the fact that the company is not a controlling interest in the investee, the capital note was presented under Israeli standards at its nominal value, and financial expenses in respect of same were not recorded in the statement of operations.

In accordance with the directives of the international standards, the capital note was classified as a financial liability under IAS 39. Therefore, the capital note will be measured at unamortized cost, while using the effective interest method.

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the unamortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 10	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

(2)	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

(3)	Deemed Cost For Items Of Fixed Assets

IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

Schedule

Details of Subsidiaries and Associated Companies

At March 31, 2008

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries:

Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondy Business Paper Hadera Ltd.	49.90
Subsidiary of Mondy Business Paper Hadera Ltd.:
Mondy Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	36.21
Frenkel C.D. Limited**	27.85

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.79%.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

–	Carmel Containers Systems Ltd.

Exhibit 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of March 31, 2008.

–	Statement of operations for the three months ended March 31, 2008.

–	Statement of changes in shareholders’ equity for the three months ended March 31, 2008.

–	Statement of cash flows for the three months ended March 31, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

April 30, 2008

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	March 31,		December 31,
	2008	2007	2007
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	5,927	-	323
Trade receivables	202,162	196,503	190,935
Other receivables	3,757	5,067	2,395
Inventories	120,719	107,619	143,366

Total current assets	332,565	309,189	337,019

Non-current assets
Property, plant and equipment	155,969	160,435	156,493
Goodwill	3,177	3,177	3,177
Other Assets	538	-	440

Total non-current assets	159,684	163,612	160,110

Total assets	492,249	472,801	497,129

Equity and liabilities

Current liabilities
Short-term bank credit	102,087	117,147	101,760
Current maturities of long-term bank loans	14,456	10,302	14,387
Capital notes to shareholders	5,093	5,207	5,514
Trade payables	97,379	110,896	118,912
American Israeli Paper Mills Group, net	74,340	67,623	71,109
Current tax liabilities	506	84	169
Other payables and accrued expenses	26,388	23,679	21,239

Total current liabilities	320,249	334,938	333,090

Non-current liabilities
Long-term bank loans	35,969	31,742	38,035
Capital notes to shareholders	-	6,486	-
Deferred taxes	20,781	11,215	18,677
Accrued severance pay, net	46	46	46

Total non-current liabilities	56,796	49,489	56,758

Capital and reserves
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	929	929
Retained earnings	70,922	44,092	62,999

	115,204	88,374	107,281

Total equity and liabilities	492,249	472,801	497,129

D. Muhlgay	A. Solel	R. Starkov
Financial Director	General Manager	Chairman of the Board of Directors

Approval date of the interim financial statements: April 30, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)

Revenue	205,141	188,339	770,032
Cost of sales	185,017	175,622	688,000

Gross profit	20,124	12,717	82,032

Operating costs and expenses
Selling expenses	7,411	8,410	37,889
General and administrative expenses	3,122	2,605	10,532
Other income	(45)	-	(313)

	10,488	11,015	48,108

Operating profit	9,636	1,702	33,924

Finance income	4,929	679	5,408
Finance costs	(4,128)	(3,429)	(13,822)

	801	(2,750)	(8,414)

Profit (loss) before tax	10,437	(1,048)	25,510

Income tax (charge) credit	(2,514)	431	(7,220)

Profit (loss) for the period	7,923	(617)	18,290

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Three months ended March 31, 2008
(Unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Profit for the period	-	-	-	7,923	7,923

Balance - March 31, 2008	1	43,352	929	70,922	115,204

Three months ended March 31, 2007
(Unaudited)
Balance - January 1, 2007	1	43,352	-	44,709	88,062
Recognition in capital reserves due to presentation of
shareholders capital notes at fair value	-	-	929	-	929
Loss for the period	-	-	-	(617)	(617)

Balance - March 31, 2007	1	43,352	929	44,092	88,374

Year ended December 31, 2007
Balance - January 1, 2007	1	43,352	-	44,709	88,062
Recognition in capital reserves due to presentation
of shareholders capital notes at fair value	-	-	929	-	929
Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	Unaudited

Cash flows - operating activities
Operating profit for the period	9,636	1,702	33,924
Adjustments to reconcile operating profit to net
cash used in operating activities
(Appendix A)	5,763	(7,407)	(14,732)

Net cash from (used in) operating activities	15,399	(5,705)	19,192

Cash flows - investing activities
Acquisition of property plant and equipment	(1,779)	(2,648)	(8,458)
Proceeds from sale of property plant and equipment	-	-	376

Net cash used in investing activities	(1,779)	(2,648)	(8,082)

Cash flows - financing activities
Short-term bank credit, net	327	20,407	5,020
Repayment of long-term bank loans	(2,028)	(6,867)	(15,927)
Proceeds of long-term bank loans	-	-	18,000
Repayment of long-term capital
notes to shareholders	-	-	(5,676)
Interest paid	(6,315)	(5,202)	(12,219)

Net cash from (used in) financing
activities	(8,016)	8,338	(10,802)

Increase (decrease) in
cash and cash equivalents	5,604	(15)	308
Cash and cash equivalents at the
beginning of the financial period	323	15	15

Cash and cash equivalents of the
end of the financial period	5,927	-	323

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Three months ended March 31,		Year ended December 31,
		2 0 0 8	2 0 0 7	2 0 0 7
		Unaudited

A.	Adjustments to reconcile operating profit (loss)
	to net cash provided by (used in) operating activities

	Finance income as states in income statements	4,929	679	5,408
	Finance expenses as states in income statements	(4,128)	(3,429)	(13,822)
	Depreciation and amortization	2,909	2,654	10,701
	Capital gain on disposal of property plant
	and equipment	-	-	(313)
	Effect of exchange rate and linkage differences of
	long-term bank loans	31	(201)	1,237
	Effect of exchange rate
	differences of long-term
	capital notes to shareholders	(421)	(53)	(556)
	Income tax paid	(73)	(17)	(121)

	Changes in assets and liabilities:
	Increase in trade receivables	(11,227)	(23,329)	(17,761)
	Decrease (increase)
	in other receivables	(1,362)	(757)	1,915
	Decrease (increase)
	in inventories	22,647	1,497	(34,250)
	Increase (decrease) in trade payables	(22,139)	2,736	12,394
	Increase (decrease) in
	American Israeli Paper Mills
	Group, net	3,231	4,816	8,302
	Increase in long term trade receivables	(98)	-	(440)
	Increase (decrease) in other
	payables and accrued expenses	5,149	2,795	355

		(552)	(12,609)	(26,951)

Interest paid		6,315	5,202	12,219

		5,763	(7,407)	(14,732)

B.	Non-cash activities
	Acquisition of property plant and equipment on credit	606	153	(1,489)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Business Paper Hadera Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and American-Israeli Paper Mills Ltd. (“AIPM”) (49.9%).

B.	Definitions:

The Company	-	Mondi Business Paper Hadera Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations. 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a consistent manner and to all previous reporting periods presented in these condensed interim financial statements and to the opening balance sheet.

The unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS) (Cont.)

(2)	First time IFRS standards adoption (Cont.)

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008. while applying the said transition instructions the Company chose not to use any exemption allowed under IFRS No. 1.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 7 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

■	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

■	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

■	Inventories are stated at the lower of cost and net realizable value.

■	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

■	Liabilities to employees as described in note 2N.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they except for:

—	exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Basis of consolidation (Cont.)

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2T below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (Cont.)

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Leasehold improvements	10
Machinery and equipment	5-20	(mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

H.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

I.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Impairment of tangible and intangible assets excluding goodwill (Cont.)

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revaluated amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

J.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary
materials and other	-	Based on moving-average basis.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

L.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)

—	Loans and receivables

(2).	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial assets (Cont.)

(2)	Financial assets at FVTPL (Cont.)

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

—	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, including redeemable notes classified as AFS and finance lease receivables, objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognised.

In respect of AFS equity securities, impairment losses previously recognised through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised directly in equity.

M.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

CPI-linked liabilities
The Company has liabilities that are linked to the Consumer Price Index (hereinafter –the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

As of the balance sheet date, the Company has CPI-linked financial liabilities in the total sum of NIS 19,418 thousand.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Other financial liabilities (Cont.)

CPI-linked assets and liabilities (Cont.)

There is another interpretation of IFRS, under which the effective interest rate in respect of these assets and liabilities should include the anticipated inflation up to the relevant repayment dates (instead of accumulation of real interest plus linkage differences in line with changes in the CPI until the balance sheet date).

The vast majority of loans and long-term and medium-term financing arrangements in Israel are linked to the CPI. Therefore, the Israeli Institute for Accounting Standards has submitted a request to the International Financial Reporting Interpretation Committee (IFRIC) to clarify the applicable method in the measurement of the effective interest rate of such assets and liabilities under IFRS.

The Committee’s response in this matter and the implications thereof cannot be reliably predicted. If the Committee’s response indicates that the method used in Israel (and which was implemented in these financial statements/ as described in this note) is not appropriate in accordance with IFRS, the Company will have to change the method of measurement of these assets and liabilities and it may have to do so by way of restating its financial statements. Under the present circumstances, the Company is unable to reliably measure the potential impact on its financial statements in such a case.

N.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges),

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Derivative financial instruments (Cont.)

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income and finance expense” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

O.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Revenue recognition (Cont.)

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

P.	Leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

Q.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Taxation (Cont.)

(2)	Deferred tax (Cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognised directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

R.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts.

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

March 31, 2008	5.617	3.553	106.50
March 31, 2007	5.534	4.155	102.66
December 31, 2007	5.6592	3.846	106.40

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2008	(0.75)	(7.62)	0.09
Three months ended March 31, 2007	(0.54)	(1.66)	(0.24)
Year ended December 31, 2007	1.71	(8.97)	3.39

T.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of March 31, 2008 and for the three months then ended.

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of the Interpretations has not led to any material changes to the Group’s accounting policies.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

—	IAS 23 (Revised) – Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009);

—	IAS 27 (Revised) – Consolidated and Separate Financial Statements (effective for accounting periods beginning on or after 1 January 2010);

—	IAS 32 and IAS 1 – Amendments for Puttable Instruments and Obligations Arising on Liquidation (effective for accounting periods beginning on or after 1 January 2009);

—	IFRS 2 – Vesting Conditions and Cancellations (effective for accounting periods beginning on or after 1 January 2009);

—	IFRS 3 - BUSINESS COMBINATIONS (effective for accounting periods beginning on or after 1 July 2009);

—	IFRS 8 - Operating Segments (effective for accounting periods beginning on or after 1 January 2009); and

—	IFRIC 13 – Customer Loyalty Programmes (effective for accounting periods beginning on or after 1 July 2008).

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESRIMATION UNCERTAITY

(1)	General

In the application of the Group’s accounting policies, which are described in Note 2, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(2)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the directors have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognised in financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESRIMATION UNCERTAITY (Cont.)

(2)	Critical judgments in applying accounting policies

Revenue recognition

In making their judgment, the directors considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the directors are satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.

(3)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 2N above).

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	March 31,		December 31,
	2008	2007	2007
	(Unaudited)

Trade receivables - related parties	-	683	-

Trade payables - AIPM	74,340	67,623	71,109

Trade payables - related parties	4,266	11,715	38,090

Other payables and accrued expenses - related parties	-	27	34

Capital notes to shareholders	6,022	12,622	6,443

B.	Transactions with Related Parties

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)

Sales to related parties	3,359	9,668	26,602

Cost of sales	21,816	30,254	106,226

Selling expenses, net (Participation in selling expenses, net)	-	34	64

General and administrative expenses	360	413	1,998

Financing expenses (income), net	660	1,141	2,880

C.	(1)	The Company leases its premises from AIPM and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions to NAG.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 6	–	INCOME TAXES (TAXES BENEFITS)

(1)	The effective tax rate for the three months ended March 31, 2008 is 24%, due to deferred taxes in the sum of NIS 250 thousand in regards to prior years loss.

(2)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company chose not to implement any relief.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods, will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, March 31, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the three months ended March 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

	December 31, 2007			March 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands
				(Unaudited)

Assets
Current assets
Cash and cash equivalents	323	-	323	-	-	-
Trade receivables	190,935	-	190,935	196,503	-	196,503
Other receivables	13,652	(11,257)	2,395	7,834	(2,767)	5,067
Inventories	143,366	-	143,366	107,619	-	107,619

Total current assets	348,276	(11,257)	337,019	311,956	(2,767)	309,189

Non-current assets
Property, plant and equipment	156,493	-	156,493	160,435	-	160,435
Goodwill	3,177	-	3,177	3,177	-	3,177
Long term trade receivables	440	-	440	-	-	-

Total non-current assets	160,110	-	160,110	163,612	-	163,612

Total assets	508,386	(11,257)	497,129	475,568	(2,767)	472,801

Equity and liabilities
Current liabilities
Short-term bank credit	101,760	-	101,760	117,147	-	117,147
Current maturities of long-term
bank loans	14,387	-	14,387	10,302	-	10,302
Capital notes to shareholders	5,514	-	5,514	5,207	-	5,207
Trade payables	118,912	-	118,912	110,896	-	110,896
American Israeli Paper Mills
Group, net	71,109	-	71,109	67,623	-	67,623
Current tax liabilities	-	169	169	-	84	84
Other payables and accrued
expenses	21,408	(169)	21,239	23,763	(84)	23,679

Total current liabilities	333,090	-	333,090	334,938	-	334,938

Non-current liabilities
Long-term bank loans	38,035	-	38,035	31,742	-	31,742
Capital notes to shareholders	-	-	-	6,486	-	6,486
Deferred taxes	29,934	(11,257)	18,677	13,982	(2,767)	11,215
Accrued severance pay, net	46	-	46	46	-	46

Total non-current liabilities	68,015	(11,257)	56,758	52,256	(2,767)	49,489

Capital and reserves
Share capital	1	-	1	1	-	1
Premium	43,352	-	43,352	43,352	-	43,352
Capital reserves	929	-	929	929	-	929
Retained earnings	62,999	-	62,999	44,092	-	44,092

	107,281	-	107,281	88,374	-	88,374

Total equity and liabilities	508,386	(11,257)	497,129	475,568	(2,767)	472,801

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS: (Cont.)

	January 1, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands

Assets

Current assets

Cash and cash equivalents	15	-	15
Trade receivables	173,174	-	173,174
Other receivables	6,686	(2,376)	4,310
Inventories	109,116	-	109,116

Total current assets	288,991	(2,376)	286,615

Non-current assets
Property, plant and equipment	160,288	-	160,288
Goodwill	3,177	-	3,177

Total non-current assets	163,465	-	163,465

Total assets	452,456	(2,376)	450,080

Equity and liabilities

Current liabilities
Short-term bank credit	96,740	-	96,740
Current maturities of long-term bank loans	15,243	-	15,243
Capital notes to shareholders	5,231	-	5,231
Trade payables	108,007	-	108,007
American Israeli Paper Mills Group, net	62,807	-	62,807
Current tax liabilities	-	76	76
Other payables and accrued expenses	20,960	(76)	20,884

Total current liabilities	308,988	-	308,988

Non-current liabilities
Long-term bank loans	33,869	-	33,869
Capital notes to shareholders	6,515	-	6,515
Deferred taxes	14,047	(2,376)	11,671
Accrued severance pay, net	46	-	46

Total non-current liabilities	54,477	(2,376)	52,101

Capital and reserves
Share capital	1	-	1
Premium	43,352	-	43,352
Capital reserves	929	-	929
Retained earnings	44,709	-	44,709

	88,991	-	88,991

Total equity and liabilities	452,456	(2,376)	450,080

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Three months ended March 31, 2007			Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands
	(Unaudited)

Revenue	188,339	-	188,339	770,032	-	770,032
Cost of sales	175,622	-	175,622	688,000	-	688,000

Gross profit	12,717	-	12,717	82,032	-	82,032

Operating costs and expenses
Selling expenses	8,410	-	8,410	37,889	-	37,889
General and administrative
expenses	2,605	-	2,605	10,532	-	10,532
Other income		-		(313)	-	(313)

	11,015	-	11,015	48,108	-	48,108

Operating profit	1,702	-	1,702	33,924	-	33,924

Finance income	-	679	679	-	5,408	5,408
Finance costs	(2,750)	(679)	(3,429)	(8,414)	(5,408)	(13,822)

Profit (loss) before tax	(1,048)	-	(1,048)	25,510	-	25,510

Income tax (charge) credit	431	-	(431)	(7,220)	-	(7,220)

Profit (loss) for the period	(617)	-	(617)	18,290	-	18,290

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Equity Reconciliation

	Share capital	Premium	Capital reserves	Retained earnings	Total

Three months ended March 31, 2007
(Unaudited)
Israeli GAAP	1	43,352	929	44,092	88,374

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	48,831	92,184

Year ended December 31, 2007
Israeli GAAP	1	43,352	929	62,999	107,281

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	62,999	107,281

Balance - January 1, 2007
Israeli GAAP	1	43,352	929	44,709	88,991

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	44,709	88,991

E.	Additional information

1.	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 2,376 thousand, NIS 2,767 thousand and NIS 11,257 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

2.	Financial Revenues and expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented in the income statement as a net amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 3,429 thousand and NIS 13,822 thousand and financing income in the amount of NIS 679 thousand and NIS 5,408 thousand were presented in the income statement for the three moths ended March 31, 2007 and the year ended December 31, 2007 respectively.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

3.	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax liabilities were classified as other current liabilities.

Pursuant to IAS 1, current tax liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 76 thousand, NIS 84 thousand and NIS 169 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

1.	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

2.	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

Brightman Almagor Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of March 31, 2008.

–	Statements of operations for the three months ended March 31, 2008.

–	Statements of changes in shareholders’ equity for the three months ended March 31, 2008.

–	Statements of cash flows for the three months ended March 31, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
May 1, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	March 31,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	26,190	13,001	23,082
Trade receivables	307,405	288,007	274,232
Inventories	184,767	161,735	184,424
Current tax assets	10,900	-	9,959
Capital note of shareholder	31,600	-	-
Other current assets	7,958	10,950	11,542

	568,820	473,693	503,239

Non-Current Assets
Capital note of shareholder	-	31,600	31,210
VAT Receivable	35,299	29,314	43,317
Property plant and equipment	296,090	292,971	310,368
Goodwill	19,940	22,315	24,495
Deferred tax assets	10,428	25,066	11,245
Other non-current assets	1,990	2,119	2,022

	363,747	403,385	422,657

	932,567	877,078	925,896

Current Liabilities
Borrowings	96,611	144,887	155,302
Trade payables	256,707	220,341	265,827
Current tax liabilities	-	2,618	-
Other payables and accrued expenses	76,321	66,975	58,800

	429,639	434,821	479,929

Non-Current Liabilities
Borrowings	77,098	-	-
Employee benefit obligations	4,956	1,490	5,301
Deferred tax liabilities	39,576	35,936	39,730

	121,630	37,426	45,031

Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(48,026)	(15,791)	(8,106)
Retained earnings	164,078	155,376	143,796

	381,298	404,831	400,936

	932,567	877,078	925,896

Z. Livnat	O. Argov	A. Schor
Vice-Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: May 1, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Revenue	405,330	330,190	1,375,674

Cost of sales	276,817	231,147	968,594

Gross profit	128,513	99,043	407,080

Operating costs and expenses

Selling and marketing expenses	78,402	71,616	279,901

General and administrative expenses	20,042	18,463	65,729

Operating profit	30,069	8,964	61,450

Finance expenses	(5,313)	(8,023)	(29,327)

Finance income	6,237	871	1,790

Profit before tax	30,993	1,812	33,913

Income taxes charge	(10,711)	(22,424)	(64,545)

Profit (loss) for the period	20,282	(20,612)	(30,632)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
March 31, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Exchange differences arising on translation of
foreign operations	-	-	(40,096)	-	-	(40,096)
Movement in capital reserve of hedging
transactions, net	-	-	-	176	-	176
Profit for the period	-	-	-	-	20,282	20,282

Balance - March 31, 2008	29,638	235,608	(46,853)	(1,173)	164,078	381,298

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
March 31, 2007 (unaudited)

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on translation of
foreign operations		-	(1,196)	-	-	(1,196)
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	-	(5,455)	-
Movement in capital reserve of hedging
transactions, net	-	-	-	(126)	-	(126)
Loss for the period	-	-	-	-	(20,612)	(20,612)

Balance - March 31, 2007	29,638	235,608	(15,589)	(202)	155,376	404,831

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on translation of
foreign operations	-	-	7,636	-	-	7,636
Movement in capital reserve of hedging
transactions, net	-	-	-	(1,273)	-	(1,273)
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	-	(5,455)	-
Movement in capital note revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	(30,632)	(30,632)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(unaudited)

Cash flows - operating activities
Operating profit for the period	30,069	8,964	61,450
Adjustments to reconcile operating profit to net
cash provided by (used in) operating activities
(Appendix A)	(39,983)	18,801	30,592

Net cash generated by
(used in) operating activities	(9,914)	27,765	92,042

Cash flows - investing activities
Acquisition of property plant and equipment	(7,148)	(6,768)	(43,013)
Proceeds from disposal of Property
plant and equipment	128	-	124
Interest received	205	147	720

Net cash used in investing activities	(6,815)	(6,621)	(42,169)

Cash flows - financing activities
Borrowings received	77,098	-	-
Short-term bank credit	(52,896)	(7,820)	(7,368)
Interest paid	(1,225)	(7,479)	(27,291)

Net cash generated by
(used in) financing activities	22,977	(15,299)	(34,659)

Net increase in cash and cash equivalents	6,248	5,845	15,214
Cash and cash equivalents - beginning of period	23,082	7,190	7,190
Effects of exchange rate changes on the balance of cash held
in foreign currencies	(3,140)	(34)	678

Cash and cash equivalents - end of period	26,190	13,001	23,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

		Three months ended March 31,		Year ended December 31,
		2 0 0 8	2 0 0 7	2 0 0 7
		(Unaudited)

A.	Adjustments to reconcile operating profit
	to net cash provided by (used in)
	operating activities

	Finance income as states in income statements	6,237	871	1,790
	Finance expenses as states in income statements	(5,313)	(8,023)	(29,327)
	Depreciation and amortization	6,956	6,652	27,871
	Capital loss on disposal of property, plant and
	equipment	280	-	658
	Effect of exchange rate differences, net	-	(36)	(1,110)
	Effect of exchange rate differences of capital
	note to shareholder	(390)	(390)	(1,560)
	Income tax paid	(11,712)	(6,716)	(42,970)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	(47,822)	(26,306)	11,505
	Decrease (Increase) in other current assets	2,502	(414)	(516)
	Decrease (Increase) in inventories	(12,298)	10,537	(7,004)
	Increase (Decrease) in trade payables	(4,641)	13,326	50,770
	Net change in balances with related parties	2,127	4,325	(5,878)
	Increase in other payables and accrued
	expenses	21,559	21,233	10,467
	Decrease in other long term asset	(42)	(3,281)	(14,177)
	Long term liability for employee benefit obligations	1,554	(309)	3,502

		(41,003)	11,469	4,021

	Interest received	(205)	(147)	(720)
	Interest paid	1,225	7,479	27,291

		(39,983)	18,801	30,592

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

B.	Definitions:

The Company	–	Hogla-Kimberly Ltd.

The Group	–	the Company and its Subsidiaries.

Subsidiaries	–	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	–	as defined by IAS 24.

Interested Parties	–	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	–	as defined in the Israeli Securities law and Regulations 1968.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

YTL	–	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008 while applying the said transition instructions the Company chose to apply one relief allowed under IFRS No. 1, see Note 7F.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 7 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Assets and liabilities measured by fair derivative financial instruments.

—	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

—	Inventories are stated at the lower of cost and net realisable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2N.

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies (Cont.)

Exchange differences are recognised in profit or loss in the period in which they except for:

—	exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Goodwill (Cont.)

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Inventories (Cont.)

Cost determined as follows:

Manufactured finished products	Based on standard cost method

Purchased finished goods raw, auxiliary materials and other	Based on moving-average basis.

Inventories that are purchase on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognised as interest expense over the period of the financing.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)

—	Loans and receivables

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

—	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(2)	Financial assets at FVTPL

—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, including redeemable notes classified as AFS and finance lease receivables, objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of AFS equity securities, impairment losses previously recognised through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised directly in equity.

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognised directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company’s lands in Afula which were leased from the Israel Land Administration, is presented in the Company’s balance sheet as other non-current assets, and amortized over the remaining period of the lease.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts.

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the income statement.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

With regards to the publication of IFRIC 14 see note 2S below.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

March 31, 2008	1,334	3.553	106.50
March 31, 2007	1,394	4.155	102.66
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2008	13.4	(7.62)	0.10
Three months ended March 31, 2007	(1.3)	(1.66)	(0.24)
Year ended December 31, 2007	(16.7)	(8.97)	3.39

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of March 31, 2008 and for the three months then ended.

Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of IFRIC 11 will effect the the Group’s accounting policies with regards to the stock options granted by AIPM to senior management of the company (see Note 3).

Except for the above, the adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

—	IAS 23 (Revised) – Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009);

—	IAS 27 (Revised) – Consolidated and Separate Financial Statements (effective for accounting periods beginning on or after 1 January 2010);

—	IAS 32 and IAS 1 – Amendments for Puttable Instruments and Obligations Arising on Liquidation (effective for accounting periods beginning on or after 1 January 2009);

—	IFRS 2 – Vesting Conditions and Cancellations (effective for accounting periods beginning on or after 1 January 2009);

—	IFRS 3 - BUSINESS COMBINATIONS (effective for accounting periods beginning on or after 1 July 2009);

—	IFRS 8 - Operating Segments (effective for accounting periods beginning on or after 1 January 2009); and

—	IFRIC 13 – Customer Loyalty Programmes (effective for accounting periods beginning on or after 1 July 2008).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

The Company anticipates that all of the above Interpretations will be adopted in the Group’s financial statements as of the effective date of the interpretation and that the adoption of those Interpretations will have no material impact on the financial statements of the Group in the period of initial application.

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(1)	General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(2)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognised in financial statements.

Revenue recognition

In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 20 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

(3)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 2Q above).

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

On January 2008, the Company made an agreement with an Israeli bank for an prime linked interest loan in the amount of NIS 100 million which will be repaid during 4 year period. As part of the agreement the company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the company’s shareholder’s Kimberly Clark and AIPM separately or together, will not hold less than 51% of the company’s share capital.

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	March 31,		December 31,
	2008	2007	2007
	(Unaudited)

Trade receivables	24,295	3,327	22,678

Capital note - shareholder	31,600	31,600	32,770

Trade payables	58,851	43,209	55,099

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)

Sales to related parties	45,076	9,254	82,217

Cost of sales	46,311	41,810	188,252

Royalties to the shareholders	7,523	7,358	28,069

General and administrative
expenses	2,980	2,764	10,944

NOTE 6	–	INCOME TAX CHARGE

(1)	The effective tax rate for the three months period ended March 31, 2008 is 34.5% and is mainly due to unrecorded deferred taxes in connection with tax loss carry foreword in KCTR, income in reduced tax rate and non deductible expenses.

(2)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, March 31, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the three months ended March 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		March 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		13,001	-	13,001
Trade receivables		288,007	-	288,007
Inventories		161,735	-	161,735
Current tax assets	E2	-	6,704	6,704
Other current assets	E1, E2	23,936	(12,986)	10,950

		486,679	(6,282)	480,397

Non-Current Assets
Capital note of shareholder	E7	32,770	(1,170)	31,600
VAT Receivable		29,314	-	29,314
Property, plant and equipment	E3	297,456	(4,485)	292,971
Goodwill		22,315	-	22,315
Other non-current assets	E3	-	2,119	2,119
Deferred tax assets	E1, E4	18,660	6,406	25,066

		400,515	2,870	403,385

		887,194	(3,412)	883,782

Current Liabilities
Borrowings		144,887	-	144,887
Trade payables		220,341	-	220,341
Current tax liabilities	E2	-	9,322	9,322
Other payables and accrued expenses	E2, E4	77,159	(10,184)	66,975

		442,387	(862)	441,525

Non-Current Liabilities
Employee benefit obligations	E4	-	1,490	1,490
Deferred tax liabilities	E3	36,515	(579)	35,936

		36,515	911	37,426

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(15,791)	-	(15,791)
Retained earnings		158,837	(3,461)	155,376

		408,292	(3,461)	404,831

		887,194	(3,412)	883,782

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		23,082	-	23,082
Trade receivables		274,232	-	274,232
Inventories		184,424	-	184,424
Current tax assets	E2	-	21,786	21,786
Other current assets	E1, E2	39,098	(27,556)	11,542

		520,836	(5,770)	515,066

Non-Current Assets
Capital note of shareholder	E7	32,770	(1,560)	31,210
VAT Receivable		43,317	-	43,317
Property plant and equipment	E3	314,853	(4,485)	310,368
Goodwill		24,495	-	24,495
Other non-current assets	E3	-	2,022	2,022
Deferred tax assets	E1, E4	5,261	5,984	11,245

		420,696	1,961	422,657

		941,532	(3,809)	937,723

Current Liabilities
Borrowings		155,302	-	155,302
Trade payables		265,827	-	265,827
Current tax liabilities	E2	-	11,827	11,827
Other payables and accrued expenses	E2, E4	71,525	(12,725)	58,800

		492,654	(898)	491,756

Non-Current Liabilities
Employee benefit obligations	E4	3,402	1,899	5,301
Deferred tax liabilities	E3	40,333	(603)	39,730

		43,735	1,296	45,031

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(8,106)	-	(8,106)
Retained earnings		148,003	(4,207)	143,796

		405,143	(4,207)	400,936

		941,532	(3,809)	937,723

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		7,190	-	7,190
Trade receivables		263,126	-	263,126
Inventories		172,709	-	172,709
Current tax assets	E2	-	10,471	10,471
Other current assets	E1, E2	27,576	(17,112)	10,464

		470,601	(6,641)	463,960

Non-Current Assets
Capital note of shareholder	E7	32,770	(1,560)	31,210
VAT Receivable		26,170	-	26,170
Property plant and equipment	E3	299,294	(4,485)	294,809
Goodwill		22,338	-	22,338
Other non-current assets	E3	-	2,151	2,151
Deferred tax assets	E1, E4	30,788	6,816	37,604

		411,360	2,922	414,282

		881,961	(3,719)	878,242

Current Liabilities
Borrowings		152,856	-	152,856
Trade payables		204,936	-	204,936
Current tax liabilities	E2	-	11,303	11,303
Other payables and accrued
expenses	E2, E4	58,040	(12,249)	45,791

		415,832	(946)	414,886

Non-Current Liabilities
Employee benefit obligations	E4	-	1,799	1,799
Deferred tax liabilities	E3	35,364	(572)	34,792

		35,364	1,227	36,591

Capital and reserves
Issued capital		259,791	-	259,791
Reserves		(14,469)	-	(14,469)
Retained earnings		185,443	(4,000)	181,443

		430,765	(4,000)	426,765

		881,961	(3,719)	878,242

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Three months ended March 31, 2007			Year ended December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands
	Note	(Unaudited)

Revenue		330,190	-	330,190	1,375,674	-	1,375,674
Cost of sales	E3, E4, E6	231,054	93	231,147	968,374	220	968,594

Gross profit		99,136	(93)	99,043	407,300	(220)	407,080

Operating costs and
expenses
Selling expenses	E4	71,654	(38)	71,616	279,868	33	279,901
General and
administrative expenses	E4	18,487	(24)	18,463	65,710	19	65,729

Operating profit		8,995	(31)	8,964	61,722	(272)	61,450

Finance expenses	E5	(7,542)	(481)	(8,023)	(29,097)	(230)	(29,327)
Finance income	E5, E7	-	871	871	-	1,790	1,790

Other income
(expenses), net	E6	(224)	224	-	5	(5)	-

Profit before tax		1,229	583	1,812	32,630	1,283	33,913

Income tax charge		(22,380)	(44)	(22,424)	(64,615)	70	(64,545)

Profit (loss) for the
period		(21,151)	539	(20,612)	(31,985)	1,353	(30,632)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

Three months ended March 31, 2007
(unaudited)

Israeli GAAP		29,638	235,608	(15,589)	(202)	158,837	408,292

Effect of Transition to IFRS:
Employee benefits net of tax effects	E4	-	-	-	-	(504)	(504)
Amortization of pre-paid expenses in respect of
lease of land	E3	-	-	-	-	(1,787)	(1,787)
Movement in capital note revaluation reserve	E7	-	-	-	-	(1,170)	(1,170)

Under IFRS rules		29,638	235,608	(15,589)	(202)	155,376	404,831

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

Year ended December 31, 2007

Israeli GAAP		29,638	235,608	(6,757)	(1,349)	148,003	405,143

Effect of Transition to IFRS:
Employee benefits net of tax effects	E4	-	-	-	-	(787)	(787)
Amortization of pre-paid expenses in respect of
lease of land	E3	-	-	-	-	(1,860)	(1,860)
Movement in capital note revaluation reserve	E7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (Cont.)

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of January 1, 2007

Israeli GAAP		29,638	230,153	(14,393)	(76)	185,443	430,765

Effect of Transition to IFRS:
Employee benefits net of tax effects	E4	-	-	-	-	(678)	(678)
Amortization of pre-paid expenses in respect of
lease of land	E3	-	-	-	-	(1,762)	(1,762)
Movement in capital note revaluation reserve	E7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	230,153	(14,393)	(76)	181,443	426,765

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 6,641 thousand, NIS 6,282 thousand and NIS 5,770 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

(2)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 10,471 thousand, NIS 6,704 thousand and NIS 21,786 thousand which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively. And amounts of NIS 11,303 thousand, NIS 9,322 thousand and NIS 11,827 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, March 31, 2007 and December 31, 2007 respectively.

(3)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as other non-current assets, and amortized over the remaining period of the lease.

Consequently, the Other non-current assets balance in respect of an operating lease increased by NIS 2,151 thousand, NIS 2,119 thousand and by NIS 2,022 thousand and the balance of property, plant and equipment decreased by NIS 4,485 thousand. The change was partly carried to retained earnings in the amounts of NIS 1,762 thousand, NIS 1,787 thousand and NIS 1,860 thousand and partly against deferred taxes in the amounts of NIS 572 thousand, NIS 579 thousand and NIS 603 thousand on January 1, 2007, March 31, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(4)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books. However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is decrease in other payables and accrued expenses due to unutilized vacation pay in the amounts of NIS 946 thousand, NIS 862 thousand and NIS 898 thousand and an increase in respect of employee benefit obligation in the amounts of NIS 1,799 thousand, NIS 1,490 thousand and NIS 1,899 thousand as of January 1, 2007, March 31, 2007 and December 31, 2007, respectively,

The change was partly carried to retained earnings in the amounts of NIS 678 thousand, NIS 504 thousand and NIS 787 thousand and partly against deferred taxes in the amounts of NIS 175 thousand, NIS 124 thousand and NIS 214 thousand on January 1, 2007, March 31, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amounts of NIS 8,413 thousand and NIS 30,887 thousand and financing income in the amounts of NIS 871 thousand and NIS 1,790 thousand were presented in the income statements for the three moths ended March 31, 2007 and the year ended December 31, 2007 respectively.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 224 thousand and other income in the amounts of NIS 5 thousand were classified as cost of sales in the income statements for the three moths ended March 31, 2007 and the year ended December 31, 2007 respectively.

(7)	Capital note of shareholder

In accordance with generally accepted accounting principles in Israel, the capital note to AIPM was stated at nominal value and not capitalized.

Pursuant to IAS 32 and IAS 39 the capital note to AIPM is considered financial asset and need to be measured at amortized cost using the effective interest method, less any impairment.

Consequently, the capital note balance decreased by NIS 1,560 thousand, NIS 1,170 thousand and NIS 1,560 thousand as of January 1, 2007, March 31, 2007 and December 31, 2007, respectively. The retained earnings decreased in the same amounts respectively. Finance income was increased in the amounts of NIS 390 thousand and NIS 1,560 thousand for the three months period ended March 31, 2007 and for the year ended December 31, 2007 respectively.

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company (Cont.)

(1)	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

(2)	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 6

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

(UNAUDITED)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008

UNAUDITED

IN NIS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (3)5633443 www.ey.com.il

The Board of Directors
Carmel Container Systems Ltd.

Re:	Review report of unaudited interim consolidated financial statements as of and for the three months ended March 31, 2008

At your request, we have reviewed the accompanying interim consolidated balance sheet of Carmel Container Systems Ltd. (“the Company”) as of March 31, 2008, and the related interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and of the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel, and accordingly, we do not express an opinion on the interim consolidated financial statements.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in accordance with International financial standard IAS 34, “Interim Financial Reporting”, and with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Haifa, Israel	KOST FORER GABBAY & KASIERER
May 5, 2008	A Member of Ernst & Young Global

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 3)
	December 31, 2007	March 31,		March 31, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,522	1,743	1,229	346
Trade receivables	185,153	182,409	180,205	50,719
Other accounts receivable and prepaid
expenses	2,546	3,084	2,571	724
Inventories	55,149	64,670	63,739	17,939

Total current assets	245,370	251,906	247,744	69,728

NON CURRENT ASSETS
Long term receivables	141	270	1,847	520
Assets in respect of employee benefits	623	801	-	-
Investment in associated company	8,651	8,697	8,809	2,479
Property and equipment, net	72,454	82,071	69,658	19,605
Intangible assets, net (see Note 6)	2,127	2,127	-	-

Total non - current assets	83,996	93,966	80,314	22,604

Total assets	329,366	345,872	328,058	92,332

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 3)
	December 31, 2007	March 31,		March 31, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	16,903	8,978	11,943	3,361
Current maturities of long-term loans	25,602	25,443	24,295	6,838
Trade payables	87,423	91,984	93,785	26,396
Derivative financial instruments	537	-	11,246	3,165
Provision for Tax	3,993	-	4,222	1,188
Other accounts payable and accrued expenses	17,190	15,485	19,279	5,426

Total current liabilities	151,648	141,890	164,770	46,374

NON - CURRENT LIABILITIES:
Long-term liabilities from banks	49,376	56,487	44,010	12,387
Liabilities in respect of employee benefits, net	-	-	146	41
Deferred income taxes, net	6,959	9,296	4,125	1,161

Total non - current liabilities	56,335	65,783	48,281	13,589

SHAREHOLDERS' EQUITY ATTRIBUTABLE TO
EQUITY HOLDERS OF THE PARENT
Share capital	23,716	23,716	23,716	6,675
Treasury shares	(27,565)	(4,258)	(27,565)	(7,758)
Share premium	45,413	45,413	45,413	12,782
Retained earnings	80,211	73,328	81,653	22,982
Other capital reserves	(392)	-	(8,210)	(2,312)

Total shareholders' equity	121,383	138,199	115,007	32,369

Total liabilities and shareholders' equity	329,336	345,872	328,058	92,332

May 5, 2008

Date of approval of	Menachem Kalach	Zvika Livnat	Doron Kempler	Jacob Konkol
the financial	Director	Vice Chairman of the	General Manager	Chief Financial
statements		Broad of Directors		Officer

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Convenience Translation (Note 3)
	Year ended December 31, 2007	Three months ended March 31,		Three months ended March 31, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands, except share and per share amounts)

Revenues	471,428	121,937	116,978	32,924
Cost of revenues	417,469	110,295	104,024	29,278

Gross profit	53,959	11,642	12,954	3,646

Selling and marketing expenses	24,185	6,659	6,193	1,743
General and administrative expenses	16,621	4,042	5,222	1,470
Other expenses (income)	(102)	-	329	92

Operating income	13,255	941	1,210	341

Capital gain from sale of fixed assets	235	40	41	12
Financial income	1,783	409	1,847	520
Financial expenses	(6,112)	(959)	(1,529)	(431)
Equity in (losses) earnings of an associated company	(80)	(34)	158	44

Income before taxes on income	9,081	397	1,727	486
Taxes on income (tax benefit)	1,741	(60)	285	80

Income after taxes on income	7,340	457	1,442	406

Net income	7,340	457	1,442	406

Net income (loss) per NIS 1 par value of shares
attributable to equity holders of the parent	3.63	0.19	0.83	0.23

Weighted average number of shares outstanding during
the period (in thousands)	2,022	2,400	1,740	1,740

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

	Three months ended March 31, 2008
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)

Balance at the beginning of the period
(audited)	23,716	45,413	(392)	80,211	(27,565)	121,383
Unrealized loss on hedging derivative	-	-	(10,771)	-	-	(10,771)
Tax influence on hedging unrealized loss	-	-	2,891	-	-	2,891
Realized loss on hedging derivative	-	-	62	-	-	62

Total income (expenses)	-	-	(7,818)	-	-	(7,818)
Net income	-	-	-	1,442	-	1,442

Total expenses	-	-	(7,818)	1,442	-	(6,376)

Balance at the end of the period
(unaudited)	23,716	45,413	(8,210)	81,653	(27,565)	115,007

	Three months ended March 31, 2008
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	Convenience translation into U.S. dollars (Note 3)
	(In thousands)

Balance at the beginning of the period
(audited)	6,675	12,782	(110)	22,576	(7,758)	34,165
Unrealized loss on hedging derivative	-	-	(3,033)	-	-	(3,033)
Tax influence on hedging unrealized loss	-	-	814	-	-	814
Realized loss on hedging derivative	-	-	17	-	-	17

Total income (expenses)	-	-	(2,202)	-	-	(2,202)
Net income	-	-	-	406	-	406

Total expenses	-	-	(2,202)	406	-	(1,796)

Balance at the end of the period
(unaudited)	6,675	12,782	(2,312)	22,982	(7,758)	32,369

	Year ended December 31, 2007
	Share Capital	Share Premium	Other Capital reserves	Retained earnings	Less- treasury shares	Total Shareholders' Equity
	NIS
	(In thousands)

Balance at the beginning of the year
(audited)	23,716	45,413	-	72,871	(4,258)	137,742
Unrealized loss on hedging derivative	-	-	(537)	-	-	(537)
Tax influence on hedging unrealized loss	-	-	145	-	-	145

Total income (expenses)	-	-	(392)	-	-	(392)
Net income	-	-	-	7,340	-	7,340

Total Income	-	-	(392)	7,340	-	6,948

Repurchase of company shares	-	-	-	-	(23,307)	(23,307)

Balance at the end of the year (audited)	23,716	45,413	(392)	80,211	(27,565)	121,383

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

	Three months ended March 31, 2007
	Share capital	Share Premium	Retained earnings	- Less treasury shares	Total shareholders' Equity
	NIS
	(In thousands)

Balance at the beginning of the period
(audited)	23,716	45,413	72,871	(4,258)	137,742

Net income	-	-	457	-	457

Total Income	-	-	457	-	457

Balance at the end of the period
(unaudited)	23,716	45,413	73,328	(4,258)	138,199

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience Translation (Note 3)
	Year ended December 31, 2007	Three months ended March 31,		Three months ended March 31, 2008
		2007	2008
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net income	7,340	457	1,442	406
Adjustments required to reconcile net income to net
cash provided by (used in) operating activities:
Equity in losses (earnings) of an affiliated company	80	34	(158)	(44)
Depreciation	21,920	4,562	5,433	1,529
Deferred income taxes, net	(2,252)	(60)	57	16
Liabilities in respect of employee benefits, net	949	612	769	216
Erosion and Linkage differentials of long-term
loans from banks	710	(71)	118	33
Capital gain from sale of property and equipment,
net	(235)	(40)	(41)	(12)
Impairment of intangible assets	-	-	2,127	599
Increase (decrease) in trade receivables	(24,259)	(21,515)	4,948	1,393
Increase in long-term receivables	-	-	(1,706)	(480)
Increase (decrease) in other accounts receivable
and prepaid expenses	545	(10)	(25)	(7)
Decrease (increase) in inventories	16,776	7,255	(8,590)	(2,418)
Increase (decrease) in trade payables	(2,105)	(1,560)	6,362	1,791
Increase in other accounts payable and accrued
expenses	6,611	1,072	2,318	652

Net cash provided by (used in) operating activities	26,080	(9,264)	13,054	3,674

Cash flows from investing activities:

Purchase of property and equipment	(9,045)	(1,847)	(2,648)	(746)
Proceeds from sale of property and equipment	276	40	52	15
Refund of long-term loan	153	41	-	-

Net cash used in investing activities	(8,616)	(1,766)	(2,596)	(731)

Cash flows from financing activities:

Purchase of equipment with credit	(4,600)	-	-	-
Proceeds from long-term loans from banks	29,000	16,000	-	-
Principal payment of long-term loans from banks	(27,113)	(6,380)	(6,791)	(1,911)
Short-term credit from banks and others, net	9,258	1,333	(4,960)	(1,396)
Repurchase of the Company's shares	(23,307)	-	-	-

Net cash provided by (used in) financing activities	(16,762)	10,953	(11,751)	(3,307)

Increase (decrease) in cash and cash equivalents	702	(77)	(1,293)	(364)
Cash and cash equivalents at the beginning of the
period	1,820	1,820	2,522	710

Cash and cash equivalents at the end of the period	2,522	1,743	1,229	346

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience translation (Note 3)
		Year ended December 31, 2007	Three months ended March 31,		Three months ended March 31, 2008
			2007	2008
		Audited	Unaudited		Unaudited
		N I S			U.S. dollars
		(In thousands)

a.	Non-cash transactions:
	Purchase of property and equipment with credit	584	-	-	-

b.	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	5,523	1,223	1,067	300

	Income taxes	40	20	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 1:	–	GENERAL

These financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (“IFRS”) in a condensed format as of March 31, 2008 and for the three months then ended (“interim consolidated financial statements”). With respect to certain notes, such as disclosures regarding commitments, liabilities, contingent liabilities and such, the interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007, and for the year then ended, which are the Company’s latest annual financial statements prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

The IFRS on the basis of which the accounting policies were determined in the interim consolidated financial statements are the same IFRS that will be in effect or that may be adopted early in the first annual financial statements prepared in accordance with IFRS as of December 31, 2008 and for the year then ended, and are therefore subject to the relevant changes and their effective adoption in the annual financial statements. Accordingly, the accounting policies adopted in the annual financial statements, as far as they are relevant to these interim financial statements, will be definitively determined upon the preparation of the annual financial statements.

The Company first adopted IFRS in 2008 and accordingly, the date of transition to reporting pursuant to IFRS is January 1, 2007. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Israeli GAAP. The Company’s latest annual financial statements prepared in accordance with Israeli GAAP were as of December 31, 2007 and for the year then ended.

See Note 5 for the reconciliations between reporting pursuant to Israeli GAAP and reporting pursuant to IFRS.

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in International Financial Reporting Standard IAS 34 (“Interim Financial Reporting”) and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

Below are the significant accounting policies followed by the Company in these financial statements upon the first-time adoption of IFRS that were consistently applied in all the presented periods:

a.	Basis of presentation of the financial statements:

The Company’s financial statements are prepared on a historical cost basis.

Consolidation of the financial statements:

The consolidated financial statements include the accounts of companies over which the Company has control (subsidiaries). Control is fulfilled when the Company has the ability, directly or indirectly, to outline the financial and operating policy of the controlled company. When reviewing the control, the effect of the potential voting rights that are exercisable as of the balance sheet date, is taken into account. The consolidation of the financial statements commences from the date on which the control begins until the date the control ceases.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

a.	Basis of presentation of the financial statements (cont.):

Consolidation of the financial statements (cont.):

Significant inter-company balances and transactions and gains or losses arising from transactions carried out among the Group companies have been eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared for identical dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

b.	Functional and foreign currencies:

1.	Functional and presentation currencies:

The financial statements are prepared in New Israeli Shekels (“NIS”), which is the Company’s functional currency.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group member, including an associate which is presented at equity, and is used to measure its financial position and operating results.

2.	Foreign currency transactions:

Transactions in foreign currencies are initially recorded at the exchange rate on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into NIS at the exchange rates prevailing at balance sheet date. Exchange rate differences are carried to the income statement. Non-monetary assets and liabilities are translated into NIS at the exchange rates prevailing on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date fair value is determined.

c.	Cash equivalents:

The Company considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

d.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the management of the companies, is doubtful, in addition to a general allowance. Impaired customer debs are written off only after all reasonable collection efforts have been exhausted.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Inventories:

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw Materials and goods in transit – using the “first-in, first-out” method.

Supplies and packaging material – on the basis of moving – average cost

Work in progress and Finished products – on the basis of computed with allocable indirect manufacturing cost.

The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly. If in a particular period, production is not at normal capacity, the cost of inventories does not include fixed overhead costs in excess of those allocated based on normal capacity. Such unallocated overhead costs are recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

f.	Financial instruments:

Financial assets under the scope of IAS 39 are initially recognized at fair value with the addition of directly attributable transaction costs, other than investments presented at fair value with the changes in fair value carried to profit and loss.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification into one of the following groups:

—	Financial assets measured at fair value through profit or loss.
—	Held-to-maturity investments.
—	Loans and receivables.
—	Available-for-sale financial assets.

1.	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit and loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or reselling in the near term, if they form part of a portfolio of identifiable financial instruments that are jointly managed to earn short-term profits or if they are a derivative not held for hedging purposes.

Gains or losses on investments held for trading are recognized in profit and loss.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Financial instruments (cont.):

1.	Financial assets at fair value through profit or loss:

Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract.

In the event of a financial instrument that contains one or more embedded derivatives, the combined instrument in its entirety may be held upon initial recognition as a financial asset at fair value through profit or loss.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

2.	Derecognition of financial instruments:

Financial assets:

A financial asset (such as a receivable in a transaction for the sale of a customer debt) is derecognized when:

—	The rights to receive cash flows from the asset have expired;
—	The Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or
—	The Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Financial instruments (cont.):

2.	Derecognition of financial instruments (cont.):

Financial liabilities (cont.)

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement. If the exchange or modification is immaterial, it is treated as a change in the terms of the original commitment and no gain or loss is recognized from the exchange.

3.	Treasury shares:

Company shares held by the Company and subsidiaries are carried at cost and presented as a deduction from equity. Gains or losses from the purchase, sale, issuance or cancellation of treasury shares are carried directly to equity.

g.	Impairment of financial assets:

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost:

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

h.	Derivative financial instruments:

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to profit or loss.

The Group maintains derivative financial instruments in order to hedge foreign currency and CPI related risks. Embedded derivatives are separated from the host contract and accounted for separately if: (a) there is no direct relation between the economic features and the risks of the host contract and the embedded derivative; (b) a separate instrument with the same terms as the embedded derivative would have met the definition of a derivative and (c) the embedded instrument is not measured at fair value through profit and loss.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Derivative financial instruments (cont):

For the purpose of hedge accounting, hedges are classified as:

—	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or
—	Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or
—	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges:

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

i.	Investments in associated company:

Associates are companies in which the Group exercises significant influence over the operating and financial policies without having control.

The investment in an associate is accounted for using the equity method of accounting. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets and the capital reserves of the associate.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Investments in associated company (cont.):

The income statement reflects the share of the results of operations of the associate. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

Losses of associates in amounts which exceed their shareholders’ equity are recognized by the Company to the extent of its investment in the associates with the addition of any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of these associates.

The reporting dates of the associate and the Company are identical and the associate’s accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

j.	Property and equipment:

Fixed assets are stated at cost with the addition of direct acquisition costs, less accumulated impairment losses, less accumulated depreciation and less investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Buildings	8
Machinery and equipment	6 - 10 (mainly 8%)
Motor vehicles and forklifts	15
Office furniture and equipment	6 - 33
Leasehold improvements	over the term of the lease

Leasehold improvements are depreciated using the straight-line method over the lease period (including the extension option held by the Group and intended to be exercised) or based on the expected life of the assets, whichever is shorter.

The residual value and useful life of an asset are tested at least once at year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see (o) below.

The depreciation of the assets is discontinued at the sooner of the date on which the asset is classified as held for sale and the date on which the asset is derecognized. An asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Intangible assets:

Software:

The Group’s assets include computer systems comprised of hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it is classified as fixed assets. In contrast, self-sufficient software licenses that add another dimension of functionality to the hardware are classified as intangible assets.

l.	Impairment of non-financial assets:

The Company assesses at each reporting date whether events or changes in circumstances indicate that an asset may be impaired. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the income-generating unit of that asset.

Impairment losses are carried to the statement of income in other expenses except impairment of previously revalued property and the revaluation is carried to capital reserve. In such event, the impairment is carried to capital reserve up to the amount of revaluation and the balance is carried to the income statement.

m.	Taxes on income:

Taxes on income in the income statement include current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the income statement other than if they relate to items that are directly carried to equity. In such cases, the tax effect is also carried to the relevant item in equity.

1.	Current income taxes:

Current income tax liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

2.	Deferred income taxes:

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

Deferred tax balances are measured using the enacted tax rates expected to be in effect when these taxes are carried to the income statement, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m.	Taxes on income (cont.):

2.	Deferred income taxes:

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability.

Deferred taxes attributed to items carried directly to equity are also carried to equity.

Deferred tax assets and deferred tax liabilities are presented as non-current assets and non current liabilities, respectively. Deferred taxes are offset if there is a legal enforceable right that allows offsetting a current tax asset against a current tax liability and the deferred taxes refer to the same taxpayer and the same tax authority.

n.	Liabilities in respect of employee benefits:

The Group has several post-employment benefit plans. The plans are usually financed by deposits in insurance companies and are classified as defined contribution plans and defined benefit plans.

1.	Short-term employee benefits:

Short-term employee benefits include salaries, vacation pay, sick leave, recreation and deposits in respect of national insurance rights and are presented as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to pay this amount for a past service rendered by an employee and the amount can be reliably measured.

2.	Post-retirement benefits:

The Group has defined contribution plans pursuant to Section 14 to the Severance Pay Law according to which the Group makes current payments without incurring a legal or constructive obligation to pay additional amounts, even if adequate amounts did not accrue in the funds in order to settle all the employee benefits referring to services rendered by the employees in the current period and in prior periods. Deposits in the defined contribution plan are recorded as an expense upon the deposit simultaneously with receiving the employee’s work services and no additional provision is required in the books.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Liabilities in respect of employee benefits (cont.):

2.	Post-retirement benefits (cont.):

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. Severance pay is computed at the employee’s last monthly salary upon termination of employment multiplied by the number of years of employment.

The Company makes current deposits in respect of its severance pay liabilities to certain of its employees in pension funds and insurance companies (“the plan’s assets”).

The cost of severance pay is determined using the projected unit credit method. Actuarial gains and losses are immediately carried to the income statement as incurred.

The liability for severance pay recorded in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan’s assets. Assets arising from this calculation are limited to previous cost of providing services with the addition of the present value of available funds and amortization of future amounts to be contributed to the plan.

o.	Revenue recognition:

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, the revenue can be reliably measured and the costs incurred or to be incurred in respect of the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Revenues from sale of goods:

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on dispatch of the goods, and the seller does not maintain continuing managerial involvement.

Interest income:

Interest income is recognized on a cumulative basis.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Revenue recognition (cont):

Customer discounts:

Current customer discounts are recognized in the financial statements upon receipt and are deducted from sales revenues.

Customer discounts given at the end of the year and in respect of which the customer is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the customer to said discounts are made.

Customer discounts for which the customer is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the customer during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the customers and on the expected amount of purchases by the customers in the remaining period.

p.	Cost of supplier revenues and discounts:

Cost of sales includes expenses for loss, storage and conveyance of inventories to the end point of sale. Cost of sales also includes impairment losses in respect of inventories, inventory write offs and provisions for slow-moving inventories.

Supplier discounts are deducted from cost of purchase when the conditions entitling to those discounts are met. Certain of the discounts in respect of that portion of the purchases that are added to closing inventories are attributed to inventories and the balance reduces the cost of sales.

Supplier discounts received at the end of the year and in respect of which the Company is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the Company to said discounts are made.

Supplier discounts for which the Company is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the Company during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the suppliers and on the expected amount of purchases from the suppliers in the remaining period.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Earnings (loss) per share:

Earnings per share are computed according to the number of Ordinary shares. Basic earnings per share only include shares that were actually outstanding during the period and potential .

r.	Provisions:

Provisions are recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are discounted using a current pre-tax interest rate that reflects, where appropriate, the market’s expectations of the time value of money and in certain cases, the risks specific to the liability.

s.	Disclosure of the effects of new IFRS in the period prior to their adoption:

1.	IFRS 8 – Operating Segments:

IFRS 8 (“the Standard”) discusses operating segments and replaces IAS 14. The Standard applies to companies whose securities are listed or undergoing listing for trade on any securities stock exchange. The Standard will be applicable to annual financial statements for periods commencing after January 1, 2009. The Standard can be applied early. The provisions of the Standard will be applied retrospectively, by restatement, unless the disclosure required is unavailable or impractical to obtain.

The Standard determines that an entity will adopt a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

Furthermore, disclosure is required regarding revenues deriving from the entity’s products or services (or from a group of products and similar services), the countries in which these revenues are derived or the assets or principal customers are located, regardless of whether management uses this information for making operating decisions.

The Company believes that the effect of the new Standard on its current presentation of segments is not expected to be material.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

2.	IAS 1 (Revised) – Presentation of Financial Statements:

The revised IAS 1, “Presentation of Financial Statements”, was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together will all other items of recognized income and expense, either in one single statement, or in two liked statements.

The effect of the adoption of IAS 1 (Revised) will require the Company to disclose the above items in the financial statements.

3.	IFRS 3 (Revised), “Business Combinations” and IAS 27 (Revised), “Consolidated and Separate Financial Statements”:

The revised Standards were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 (Revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss.

Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

The Company estimates that the Standards are not expected to have a material effect on its financial position, operating results and cash flows.

NOTE 3:	–	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of March 31, 2008 and for the three months then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 3.553). The translation was made solely for the convenience of the readers. It should be noted that the reported New Israel Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated US Dollar figures should not be construed unless otherwise indicated in these statements.

NOTE 4:	–	OPERATING SEGMENTS DATA

The Company operates in two operating segments, the manufacturing of shipping containers, consumer packaging products and packaging wooden pallets and boxes, (see Note 1a in the annual financial statements for a brief description of the Company’s business) and follows the requirements of Accounting Standard No. 11 “Segment Reporting”.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 4:	–	OPERATING SEGMENTS DATA (CONT.)

	Year ended December 31, 2007 (audited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	398,089	73,339	-	471,428
Intersegment sales	8,133	1,981	(10,114)	-

Total revenues	406,222	75,320	(10,114)	471,428

Segments operating income	8,998	4,257		13,255

	Three months ended March 31, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	104,470	17,467		121,937
Intersegment sales	1,773	574	(2,347)	-

Total revenues	106,243	18,041	(2,347)	121,937

Segments operating income	317	624		941

	Three months ended March 31, 2008 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	NIS
	(In thousands)

Revenues:
Sales to external customers	98,339	18,639		116,978
Intersegment sales	1,962	834	(2,796)	-

Total revenues	100,301	19,473	(2,796)	116,978

Segments operating income	540	670		1,210

	Three months ended March 31, 2008 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Convenience translation
	U.S. dollars
	(In thousands)

Revenues:
Sales to external customers	27,677	5,246	-	32,924
Intersegment sales	552	235	(787)	-

Total revenues	28,230	5,481	(787)	32,924

Segments operating income	152	189		341

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 5:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS

As described in Note 2a, these interim financial statements are the Company’s first interim financial statements prepared in accordance with IFRS. The Company first adopted IFRS in 2008 and accordingly, the date of transition to reporting pursuant to IFRS is January 1, 2007. The Company prepared an opening balance sheet as of the date of transition to IFRS reporting.

Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Israeli GAAP. The Company’s latest interim financial statements prepared in accordance with Israeli GAAP were as of September 30, 2007 and for the nine and three months then ended. The Company’s first annual financial statements prepared in accordance with IFRS will be for December 31, 2008 and for the year then ended.

Accordingly, the Company presents the following reconciliations between the amounts reported under Israeli GAAP and amounts reported under IFRS as of January 1, 2007 (the transition date to IFRS reporting), as of December 31, 2007 and for the year then ended, and as of March 31, 2007 and for the three months then ended.

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date is to be applied retrospectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 5:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

a.	Reconciliations to balance sheets:

		January 1, 2007			March 31, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Note	NIS in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		1,820	-	1,820	1,743	-	1,743	2,522	-	2,522
Trade receivables		163,276	-	163,276	182,409	-	182,409	185,153	-	185,153
Other accounts receivable	c	3,574	(500)	3,074	3,584	(500)	3,084	2,546	-	2,546
Inventories		71,925	-	71,925	64,170	500	64,670	55,149	-	55,149

Total current assets		240,595	(500)	240,095	251,906	-	251,906	245,370	-	245,370

NON-CURRENT ASSETS:
Long term receivables		311	-	311	270	-	270	141	-	141
Severance pay fund, net	1d	133	1,330	1,463	121	680	801	-	623	623
Investments in affiliated company		8,368	363	8,731	8,374	323	8,697	8,378	273	8,651
Fixed assets, net		84,916	-	84,916	82,248	(500)	81,748	72,454	-	72,454
Intangible assets		1,997	-	1,997	2,450	-	2,450	2,127	-	2,127

Total non current assets		95,725	(807)	97,418	93,463	503	93,966	83,100	896	83,996

Total assets		336,320	1,193	337,513	345,369	(503)	345,872	328,470	896	329,366

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others		31,856	-	31,856	34,421	-	34,421	42,505	-	42,505
Trade payables		93,544	-	93,544	91,984	-	91,984	87,423	-	87,423
Other accounts payable	3d	17,395	(550)	16,845	16,085	(600)	15,485	17,631	(441)	17,190
Derivative instruments liabilities		-	-	-	-	-	-	537		537
Provision for Tax		-	-	-	-	-	-	3,993	-	3,993

Total current liabilities		142,795	(550)	142,245	142,490	(600)	141,890	152,089	(441)	151,648

Long-Term Liabilities
Long from banks		48,170	-	48,170	56,487	-	56,487	49,376	-	49,376
Liabilities in respect of employee
benefits, net		-	-	-	-		-	298	(298)	-
Deferred taxes	2d	9,336	20	9,356	9,456	(160)	9,296	6,614	345	6,959

Total Long-Term Liabilities		57,506	20	57,526	65,943	(160)	65,783	56,288	47	56,335

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 5:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

a.	Reconciliations to balance sheets (cont.):

		January 1, 2007			March 31, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS		IFRS
		Audited			Unaudited			Audited
	Note	NIS in thousands

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716	23,716		-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413	45,413		-	45,413
Treasury shares		(4,258)	-	(4,258)	(4,258)	-	(4,258)	(27,565)		-	(27,565)
Retained earnings		71,148	1,723	72,871	72,065	1,263	73,328	78,921		1,290	80,211
Other capital reserves		-	-	-	-	-	-	(392)		-	(392)

TOTAL EQUITY		136,019	1,723	137,742	136,936	1,263	138,199	120,093	(*)	1,290	121,383

Total liabilities and equity		336,320	1,193	337,513	345,369	(503)	345,872	328,470		896	329,336

(*)	Certain amounts (NIS 1.7M) presented at the reconciliation note in the 2007 financial statements, were classified to the 12 months ended December 31, 2007 income regarding employee benefits expenses from affiliated company, instead of cumulative earnings as of January 1, 2007. The presentation was corrected in this financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 5:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

b.	Reconciliations to profit or loss:

		Three months ended March 31,2007			Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
		Unaudited			Audited
	Note	NIS in thousands

Revenues from sales		121,937	-	121,937	471,428		471,428

Total revenues		121,937	-	121,937	471,428		471,428

Cost of sales		109,695	600	110,295	416,951	518	417,469

Total cost of sales and services		109,695	600	110,925	416,951	518	417,469

Gross profit (loss)		12,242	(600)	11,642	54,477	518	53,959

Other income	j	40	-	40	-	102	102
Selling and marketing expenses		6,659	-	6,659	24,185	-	24,185
General and administrative expenses		4,042	-	4,042	16,621	-	16,621

Operating income (loss)		1,581	(600)	981	13,671	620	13,255

Gain (loss) from sale of fixed assets, net		-	-	-	337	(102)	235
Financial income	f	-	(409)	(409)	-	(1,783)	(1,783)
Financial expenses		550	409	959	4,329	1,783	6,112

Income (loss) before taxes on income		1,031	(600)	431	9,679	(518)	9,161
Taxes on income (tax benefit)		120	(180)	(60)	1,916	(175)	1,741

Income (loss) after taxes on income		911	(420)	491	7,763	(343)	7,420
Equity in earnings (losses) of associates, net		6	(40)	(34)	10	(90)	(80)

Net income (loss)		917	(460)	457	7,773	(433)	7,340

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 5:	–	RECONCILIATIONS BETWEEN ISRAELI GAAP AND IFRS (Cont.)

c.	Deferred taxes:

According to Israeli GAAP, deferred taxes in a total of approximately NIS 500 thousand were presented in current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, the balances of deferred taxes are presented in long-term investments and liabilities, respectively.

d.	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee’s last monthly salary multiplied by the number of employment years at each balance sheet date using the shut down method and severance pay funds are measured at their redemption values at each balance sheet date.

1.	According to IAS 19, “Employee Benefits”, the Company’s and affiliates benefit plan is considered a Defined benefit plan and requires it to present the severance pay liability on an actuarial basis. The actuarial calculation takes into consideration future salary increases and the percentage of employee retirement based on the evaluation of payment timing.

The employee benefit plan assets are measured at fair value.

The actuarial Liabilities were based on Governments bonds interest, because the Company believes that there is no wide market for Concerns’ bonds in Israel.

The capitalization interest issue is being examined and it might be decided that the proper capitalization interest in Israel should be based on Concerns’ bonds.

If this decision will be taken the numbers that were calculated and considered in this note will be effected due to calculations based on higher interest rate. It will cause a decrease in the actuarial Liabilities in the one hand and increase in the current finance expenses related to actuarial Liabilities on the other hand.

2.	Upon the transition to IFRS, the balance of accrued severance pay has decreased by approximately NIS 859 thousand and NIS 1,182 thousand, the employee benefit and remuneration plan assets have increased by approximately NIS 1,361 and NIS 388 thousand and the deferred tax reserve has increased by approximately NIS 560 and NIS 390 thousand in such a manner that the net difference between the net liability as of December 31, 2007 and March 31, 2007respectively amounts to a decrease of approximately NIS 1,660 and NIS 1,180 thousand (net of income taxes of approximately NIS 560 and NIS 390 thousand).

3.	Employees provision for vacation is differed in IFRS since according to Israeli GAAP social security cost part of the provision.

e.	Financial income and expenses:

According to Israeli GAAP, financial income and expenses, net are presented in the income statement. According to IFRS, financial should be disclosed separately from financial expenses in the income statement and accordingly, the Company recorded financial expenses of approximately NIS 6,112 and NIS 959 thousand and financial income of approximately NIS 1,783 and NIS 409 thousand for the year ended December 31, 2007 and for three months ended March 31,2007 respectively .

f.	According to ISGAAP all other income are recorded in the net income, whereas in the IFRS only capital gain should be recorded in the operating income.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSLIDATED FINANCIAL STATMENTS

NOTE 6:	–	SUBSEQUENT EVENTS

a.	In April 2008, The Company decided to file a law suit against a certain supplier as a result of his failure to provide the Company an ERP system. The Company, based on its legal council opinion, believes that all direct costs paid to the supplier, in the amount of NIS 1,706 thousands will be returned in a very high probability, and all indirect costs have decent chances to be repaid. As a result the Company recorded a long term receivable in the amount of NIS 1,706 thousands, regarding the direct amount to be receivable in the low suit, and impairment of intangible asset in the amount of NIS 2,127 thousands.

b.	In April 2008, as a result of a fire in the Company’s Ashkelon site, 11 machines and inventory burned down completely including the site facility. The Company estimates the damages in approximately $1.5 million. The Company is insured against all risks of physical loss or damage. The sum of all losses or damages includes also any delays penalties element of loss. The Company’s insurance policy includes a self – participation in the amount of $ 175 thousands.